AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                              ON DECEMBER 24, 1997

                           REGISTRATION NO. 333-38059

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                       The PRIMA Group International, Inc.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                                      3541
                (Standard Industrial Classification Code Number)

                                   56-2042959
                        (IRS Employer Identification No.)

                            447 S. Sharon Amity Road
                                    Suite 250
                               Charlotte, NC 28211
                                 (704) 366-0393
             (Address, telephone no. of principal executive offices)

                              James R. Currier, Sr.
                            447 S. Sharon Amity Road
                                    Suite 250
                               Charlotte, NC 28211
                                 (704) 366-0393
             (Name, address and telephone no. of agent for service)

                                   COPIES TO:

         C. Richard Rayburn, Jr., Esq.             Kevin A. Cudney, Esq.
         W. Scott Cooper, Esq.                     Jonathan P. Freedman, Esq
         Rayburn, Moon & Smith, P.A.               Dorsey & Whitney LLP
         227 W. Trade St., Suite 1200              4400 Republic Plaza Blvd.
         Charlotte, NC  28202                      370 Seventeenth Street
         (704) 334-0891                            Denver, CO  80202-5644
                                                   (303) 629-3400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of  Each
    Class of                                     Proposed                Proposed  Maximum      Amount of
 Securities to          Amount to be        Maximum Offering            Aggregate Offering      Registration
Be Registered           registered (1)        price per share (2)                 Price           Fee Paid (3)
-------------           -------------       ----------------------     ------------------         ---------

Common Stock,           2,070,000             $13.00                         $26,910,000         $7,938.45
par  value $0.01
per share

---------------

(1) Includes 270,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457.

(3) The Registrant paid $7,318.19 upon initial filing of the Registration Statement. The balance of the fee ($620.26) is being paid with this filing.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                PROSPECTUS (Subject to Completion, dated December
                            24, 1997) THE PRIMA GROUP
                               INTERNATIONAL, INC.
                                1,800,000 Shares
                                  COMMON STOCK

All of the 1,800,000 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), offered hereby are being sold by The PRIMA Group International, Inc., a Delaware corporation (the "Company"), whose sole assets consist of 99.98% ownership of Prima Industrie S.p.A. and 60% indirect ownership of Prima Electronics S.p.A., each a Societa(accent) per Azioni organized under the laws of the Republic of Italy. The Company and Miojusti Investments BV (hereinafter referred to as "Miojusti," or the "Selling Shareholder") have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase all, but not less than all, of an additional 150,000 Shares from the Company and 120,000 Shares from the Selling Shareholder, upon the same terms and conditions as set forth above, solely to cover over-allotments, if any (the "Over-Allotment Option"). See "Certain Beneficial Owners." In the event that the Over-Allotment Option is exercised and the Selling Shareholder does not deliver the Shares to be sold by it pursuant to such Option, or otherwise fails to satisfy any condition to closing, the Company will sell additional Shares equal in amount to the number of Shares that were to be sold by the Selling Shareholder pursuant to the Over-Allotment Option. The Selling Shareholder will only sell Shares in the Offering if the Over-Allotment Option is exercised. See "Underwriting."


PRIOR TO THIS OFFERING (this "OFFERING"), THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY, AND THERE CAN BE NO ASSURANCE THAT SUCH A MARKET WILL DEVELOP AFTER COMPLETION OF THIS OFFERING OR THAT, IF DEVELOPED, IT WILL BE SUSTAINED. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $9 AND $13 PER SHARE (the "OFFERING PRICE"). SEE "UNDERWRITING" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE COMPANY HAS APPLIED FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "TPGI."


THIS OFFERING INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF, AND DILUTION.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  Underwriting Discounts     Proceeds to
              Price to Public       and Commissions (1)      Company (2)(3)
             ---------------     ----------------------     --------------
Per Share       $
Total           $


(1) The Company has agreed to sell to the Underwriters a warrant to purchase 180,000 shares of Common Stock, exercisable at a price per share equal to 150% of the Offering Price. In addition, see "Underwriting" for information concerning indemnification arrangements with the Underwriters and other compensation payable to the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $______________ and a non-accountable expense allowance payable to the Underwriters in an amount equal to three percent (3%) of the gross proceeds of this Offering (the "Non-Accountable Expense Allowance"), or approximately $____________ ($__________ if the Underwriters' Over-Allotment Option is exercised).

(3) If the Underwriters exercise the Over-Allotment Option, the total price to public, underwriting discounts and commissions, proceeds to Company and proceeds to the Selling Shareholder will be $ , $, $ and $ , respectively. See "Underwriting."

The Shares are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters named herein and subject to the approval of certain legal matters by counsel for the Underwriters, and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made on or about _____, 1998, at the offices of Chatfield Dean & Co., Greenwood Village, Colorado, against payment therefor in immediately available funds.

CHATFIELD DEAN & CO.                              ---------------- ,  1998

[PICTURE OF ONE OF THE COMPANY'S 3-D PRODUCTS AT A CUSTOMER SITE.]

































IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. PLEASE NOTE THAT, PURSUANT TO REGULATION M, PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, SHORT SALES PRIOR TO THE EFFECTIVE DATE OF THIS OFFERING ARE PROHIBITED.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, all information contained in this Prospectus: (i) reflects the issuance of (A) 2,700,000 shares of Common Stock to substantially all of the shareholders of Prima Industrie S.p.A. ("Prima Industrie") in exchange for their stock interests in Prima Industrie and (B) 300,000 shares of Common Stock to James R. Currier, Sr. and Giovanni Ciamaroni for cash; and (ii) assumes no exercise of the Over-Allotment Option.

                                   THE COMPANY


The PRIMA Group International, Inc. (the "Company") is one of the leading international providers of software-controlled, robotic, precision laser cutting and welding systems (the "Products"). The Company designs, manufactures and sells two-dimensional ("2-D") Products that cut and weld shapes on a flat surface, and three-dimensional ("3-D") Products that trim, punch, slot and weld shaped or profiled materials. The Company's Products are used in automotive prototype development and the manufacture of consumer durable goods. The Company's customers include major European and North American automotive manufacturers such as BMW, Fiat, Ford, Chrysler, Mercedes-Benz, Nissan, Peugeot, Renault and Volvo. They are also used by Tier One suppliers (suppliers that provide goods and services directly to automotive manufacturers) for the manufacture of automotive components that are incorporated into the vehicles sold by these manufacturers. Prima Industrie and Prima Electronics are ISO 9001 certified, which means that they have each obtained certification under an international protocol that their respective production processes incorporate quality practices, disciplines and checks and balances on a fully documented basis. As part of the certification process, each company has been examined by a member of the ISO to assess compliance with the international protocol. The certification provides assurances to customers that the required goods or services will fully meet customer expectations. See discussion under "Business -- Quality."

The Company believes that it has a leading position in the market for the manufacture and sale of 3-D precision laser cutting and welding systems. The Company's advantages are based on proprietary processes and technologies for automated robotic systems that integrate traditional machine tool equipment with lasers, laser optics and computer technology. These robotic systems utilize electronic process control systems that interface with computer-aided engineering/computer-aided design/computer-aided manufacturing ("CAE/CAD/CAM") software to convert engineering designs into instructions for machinery operations.


Industry sources project that, by 2015, an additional 160 automotive assembly plants will be constructed outside Europe, the United States, and Japan, representing an increase of 80% over the current 200 assembly facilities worldwide. These new plants and their Tier One suppliers will be equipped with advanced factory automation systems, potentially including those provided by the Company, in place of traditional manufacturing and assembly technologies. The Company expects vigorous demand for its Products in developing markets, as well as accelerating demand within Europe and the United States, as older automotive assembly operations are retrofitted, relocated or replaced.

The Company, through Prima Electronics S.p.A. ("Prima Electronics"), its majority-owned subsidiary, designs and manufactures state-of-the-art software and hardware-based industrial process controls for the Company's equipment and for other industrial equipment manufacturers. Industrial process controls function as the "brains" of the machinery, directing all aspects of its operation. Prima Electronics' primary outside customer is Atlas Copco Airpower NV ("Atlas Copco"), one of the world's leading suppliers of power generation and pneumatic equipment. In 1996, sales to Atlas Copco represented approximately 66% of the total revenues of Prima Electronics. All such sales were made pursuant to a supply contract between Prima Electronics and Atlas Copco.
See "History of the Company -- Prima Electronics."


The Company's goal is to exploit its technological superiority to become the leading international provider of fully integrated, robotic systems for the precision cutting and finishing stages of the manufacturing process. The Company also intends to become a recognized supplier of industrial process controls for the machine tool industry. The specific elements of the Company's strategy to achieve these objectives are as follows:

       (bullet) Enhance the Company's Products for use in higher volume production environments;

       (bullet) Maintain and expand its current market share in 2-D and 3-D Products through aggressive global marketing;

       (bullet) Market Prima Electronics' industrial process controls through worldwide distribution channels;


       (bullet) Develop, as a discrete profit center, comprehensive warranty and service, training and support, preventive maintenance programs and upgrades for the Company's Products;


       (bullet) Expand the licensing of its technology for the manufacture and sale of the Company's 2-D Products outside Europe; and

       (bullet) Achieve vertical and horizontal integration through strategic acquisitions and joint ventures.

                                  THIS OFFERING

Common Stock outstanding
prior to this Offering                    3,000,000 shares


Common Stock offered                      1,800,000 shares

Common Stock to be
outstanding after this Offering           4,800,000 shares(1)


Use of Offering proceeds                  Marketing and sales  promotion,
                                          research and  development  and general
                                          corporate purposes, including working
                                          capital

Proposed Nasdaq National
Market symbol                             TPGI

---------------

(1)     Assumes no exercise of the Over-Allotment Option.  See "Underwriting."

                     SUMMARY CONSOLIDATED FINANCIAL DATA(1)
                      (In Thousands, Except Per Share Data)


                                                       YEARS ENDED DECEMBER 31,
                                               1996       1995             1994        1993           1992
                                              --------  --------        ----------    -------         ------


CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  Total revenues                            $42,315       $38,560         $28,396       $33,111       $45,155
Operating income (loss)                       1,411            75          (3,798)       (1,304)       (2,439)
Net income (loss)                             1,335       (2,400)         (5,270)         (765)        (1,064)
Earnings (loss) per share                       .44        (1.19)          (2.34)         (.33)          (.46)
Pro forma weighted
  average common and
  common equivalent
  shares outstanding                          3,000         2,021          2,254         2,333          2,333


                                NINE MONTHS ENDED
                                  SEPTEMBER 30,
                               1997          1996
                               ----          ----


CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  Total revenues            $ 30,029    $ 26,967
Operating income (loss)          674         399
Gain on Sale of Sapri                      1,059

Net income (loss)               (358)        748
Pro forma earnings
  (loss) per share              (.12)        .25
Pro forma weighted
  average common and
  common equivalent
  shares outstanding           3,000       3,000


                                                  SEPTEMBER 30, 1997
                                                 ACTUAL      AS ADJUSTED(2)

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                      $   216             $17,339
Working capital                                  5,589              22,712
Total assets                                    31,819              48,942
Total liabilities                               27,705              27,705
Stockholders' equity                             4,114              21,237

---------------

(1) This financial data reflects the financial condition and operations of Prima Industrie prior to the acquisition by the Company of substantially all of the issued and outstanding capital stock of Prima Industrie.

(2) Adjusted to reflect the sale by the Company of 1,800,000 Shares offered hereby at an assumed Offering Price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the estimated net proceeds therefrom as described herein. See "Use of Proceeds" and "Capitalization."


                                  RISK FACTORS

AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK, INCLUDING RISKS RELATING TO THE COMPANY, THE INDUSTRIES IN WHICH THE COMPANY OPERATES AND THE SECURITIES MARKETS IN GENERAL. IN ADDITION TO OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE FOLLOWING RISK FACTORS.


DEPENDENCE ON AUTOMOTIVE INDUSTRY. A significant portion of the Company's revenues are derived from the automotive industry. The automotive industry is cyclical and has experienced significant periodic downturns, which often have had an adverse effect on the demand for capital goods equipment used in the production of automobiles. The Company believes that downturns in the automotive industry will continue to occur in the future and may result in decreased demand for the Company's Products. At the same time, however, the automotive industry tends to exempt from capital expenditure cutbacks capital goods that increase productivity. Furthermore, since the Company sells its Products in Europe, North America and Asia, it is unlikely that all of these markets will experience the effects of an economic downturn simultaneously, thereby moderating the Company's exposure to adverse automotive business cycles. The Company has significant sales of its 2-D Products to customers in other business segments outside of the automotive industry that will further moderate the effects of the adverse automotive cycles; however, the benefit from non-automotive business may lessen, as the Company intends to focus product and technology development activities on the automotive industry for a substantial portion of its future growth. In addition, the Company believes that its ability to reduce expenses in a future downturn will be constrained by the need for continual investment in research and development and the need to maintain extensive ongoing customer service and support capability. Accordingly, any downturn in the automotive industry could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF DOING BUSINESS IN ITALY; RISKS OF UNENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS. While the Company's corporate headquarters are in the United States, the majority of its operations are carried on in or near Turin, Italy, and a substantial number of the Company's officers and directors reside in Italy and other countries in Europe. Accordingly, the operations of the Company will be subject to political, social and economic conditions in Italy. Italy has two different economic regions -- the North, starting at Rome and extending to the northern borders with France, Switzerland and Austria, and the South, extending from Rome southward, and including Sicily and Sardinia. Northern Italy is one of Europe's richest regions, while Southern Italy is one of its poorest. The Italian government continues to confront the problem of providing aid and social welfare programs to the residents of the South without increasing the burden on the comparatively wealthy residents of the North. A new factor in this decades-old problem is the budget deficit and national debt requirements that European states must satisfy to be eligible to join the European Monetary Union (the "EMU") which has, as one of its primary objectives, the establishment of a single European currency by 1999. Although a dispute arose over the 1998 proposed budget that included cuts in pension and healthcare programs, resulting in the tendering of a resignation by Prime Minister Romano Prodi and his ruling coalition, the budget was eventually passed and the ruling coalition has remained in power. The impetus for the budget cuts was the requirements for entry into the EMU.

Another factor in the North/South regional controversy in Italy is the phasing-out of special tax breaks for manufacturers located in the South, due to EMU rules on state aid. The institution by the Italian government of tax, labor and social security programs that cover Northern and the Southern Italy for the most part equally has resulted in higher taxes and an unpredictable regulatory environment.


A substantial number of the directors and executive officers of Prima Industrie and Prima Electronics, as well as those of the Company, reside outside the United States (principally in the Republic of Italy). All or a substantial portion of the assets of the Company and of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the Federal securities laws of the United States. The Company has been advised by its Italian counsel, Chiomenti Studio Legale, that (a) enforceability in Italy, in actions for enforcement of final judgments of United States courts, of civil liabilities predicated upon the Federal securities laws of the United States is subject, among other things, to the Italian courts' determination that enforcement would not violate Italian public policy and (b) in original actions in Italy to enforce such liabilities, an Italian court would examine the merits of the claims in accordance with Italian procedure and applicable conflict of laws rules and would not necessarily apply United States substantive laws.

Prima Industrie and Prima Electronics are each an Italian Societa per
Azioni (S.p.A.). The S.p.A. is the form of organization closest to a U.S. corporation; however, under Italian law, if a S.p.A. has a single shareholder, then the single shareholder will, in the case of the insolvency of the S.p.A., be liable for all of the debts of the S.p.A. incurred during the time when it was the single shareholder. At present, there are at least two independent shareholders of Prima Industrie and Prima Electronics. The Company has been advised by its Italian counsel, Chiomenti Studio Legale, that, as a result of this structure, the insolvency of either entity would not create additional liability for its shareholders. However, there is some uncertainty under Italian law as to this issue, and there can be no assurance that the current structure will allow the Company to avoid liability for the debts of Prima Industrie in the event that Prima Industrie becomes insolvent. Moreover, if the Company were to acquire all of the share capital of Prima Industrie, it would be possible that the assets of the Company would be subject to the liability of Prima Industrie arising after the date of this Prospectus in the event of the insolvency of Prima Industrie. See "History of the Company."

DEPENDENCE UPON THE CONTINUATION OF CHANGING TRENDS IN THE MANUFACTURING INDUSTRY. Historically, manufacturers have utilized tool and die technology both to stamp the shape of a component and to cut and finish its details. The use of precision laser cutting and welding systems as a replacement for tool and die technology in the precision cutting and finishing stages of manufacturing has been limited to prototype development and relatively low volume production runs because these systems do not process components as quickly as do tool and die systems. The Company believes that certain trends in the manufacturing industry are causing an increasing emphasis on lower volume production runs and a decreasing emphasis on processing speed for precision cutting and finishing. A key component of the Company's strategy is to take advantage of the continued and expanded use of precision laser cutting and welding systems as a result of these trends. There can be no assurance, however, that these trends will continue or, indeed, that they will not reverse course. The deceleration or reversal of any of these trends could have a material adverse effect on the Company's growth strategy, and, therefore, its business, financial condition and results of operations. See "Business -- Strategy" and "-- the Automotive Fabrication Process."

HISTORIC LACK OF PROFITABILITY. Prior to 1996, Prima Industrie experienced several years of net operating losses. These losses were financed by capital infusions and loans. A substantial part of the Company's profits in 1996 are attributable to gains resulting from the sale of Sapri S.p.A., a subsidiary of Prima Industrie, rather than from ongoing operations. While Prima Industrie has changed its business plan to focus on precision laser cutting and welding systems, there can be no assurance that this business plan will produce profitable results. See "History of the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business -- Strategy."

RISKS ASSOCIATED WITH LICENSING. The Company's strategy for expansion of its market for 2-D Products is to license its technology to other entities for the manufacture and distribution of those Products in geographic regions in which the Company has not achieved market penetration. See "Business -- Strategy." Since a license will grant to the licensee exclusive rights in a specified territory outside of Europe, the success of the Company's strategy will depend on the ability of the Company's management to select licensees that will aggressively promote the products made under such licenses. While the Company expects to enter into license agreements that give the Company certain termination rights if the licensee is not performing as required, the ability of the Company to enforce those rights will depend upon the laws and the judicial system of the territory in which the licensee is resident.

The Company has entered into licenses with Strippit, Inc. to market the Company's 2-D Products in North America and with Beijing Machinery and Electricity Institute to market certain of the Company's 2-D Products in China (the "China License"). See "Business -- Licensing." The China License is awaiting approval by the Chinese government. There can be no assurance that the requisite approval will be forthcoming for consummation of the China License and the payments required thereunder. Delays in the approval of the China License, and the payment of royalties required to be made thereunder, could adversely affect the Company's financial performance in the last quarter of 1997.

COMPETITION. To remain competitive, the Company believes that it will be required to manufacture and deliver products to customers on a timely basis with high quality and that it will also be required to maintain a high level of capital commitment to research and development and to sales and marketing. There can be no assurance that the Company will have sufficient resources to continue to make the investments necessary to maintain its competitive position. In addition, there can be no assurance that the Company's larger competitors in the 2-D market place, which have substantially greater financial resources than the Company, will not attempt to enter the 3-D marketplace. The chances of competitors with a larger capital base entering the 3-D market will increase if the 3-D market expands at the rate that the Company expects. See "Business -- Competition."

CURRENCY RISKS. The Company's profitability has been affected by the changes in the relative values of the Italian Lira ("Lit"), the German Deutsche Mark ("DM") and the U.S. Dollar ("Dollar"). The Company purchases various components of its Products, including all of its lasers, in DM denominated transactions. It also has had significant delays in collecting its accounts receivable. These factors exacerbate the effects that result from the traditional volatility of the Lit. The planned conversion under the EMU to a single currency will affect the Company's profitability as the conversion occurs. As the Company attempts to increase sales in North and South America and Asia, currency risks will continue to affect its profitability, although management expects that these non-European transactions will be denominated in Dollars. For as long as the Lit remains volatile against the Dollar and other important trading currencies, the Company will attempt to minimize exposure to exchange rate fluctuations by purchasing goods and services in currencies with more favorable exchange rates. Management will continue to monitor the Company's exposure to currency fluctuations and use forward currency purchases to minimize the effect of these fluctuations; however, exchange rate fluctuations may have a material adverse effect on the Company's business, financial condition and results of operations. In the future, the Company may be required to sell its products in other currencies, making the management of currency fluctuations more difficult and exposing the Company to greater risks in this regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISK OF EXPANSION OF FOREIGN OPERATIONS. The Company's growth strategy involves an aggressive expansion of its business in Europe, the Americas and the Pacific Rim. There can be no assurance that the Company will be able to manage this expansion effectively or that the Company's investment in these activities will enable it to compete successfully in these markets or to meet the service and support needs of its customers. Additionally, a significant portion of the Company's sales and operations could be subject to certain additional risks as a result of continued expansion into foreign markets, including tariffs and other barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences and the possibility of difficulty in collecting its accounts receivable. Further, while the Company is presently in full compliance with export controls, these rules could change in the future and make it more expensive, difficult or impossible for the Company to export its products to various countries. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

DEPENDENCE ON KEY SUPPLIERS. Certain of the components and subassemblies included in the Company's products are obtained from a limited group of suppliers. In particular, there are few alternative sources for certain laser and optical components used in the Company's Products. In addition, the Company is increasingly outsourcing the manufacture of subassemblies. The Company has agreed to sell certain machine tools and equipment to Macromeccanica S.p.A. ("Macromeccanica") and the Company will enter into a supply agreement with Macromeccanica for certain subassemblies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." If the Company is unable to obtain a sufficient quantity of components or subassemblies, or if such items do not meet the Company's quality standards, delays or reductions in product shipments could occur, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

GOVERNMENTAL REGULATION. The Company's products are subject to numerous foreign government standards and regulations that are regularly being amended. Although the Company endeavors to meet foreign technical and regulatory standards, there can be no assurance that the Company's products will continue to comply with foreign government standards and regulations, or changes thereto, or that it will be cost-effective for the Company to redesign its products to comply with such standards and regulations. Although Prima Industrie and Prima Electronics have each received an ISO 9001 certification, the inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing" and "-- Quality."

RAPID TECHNOLOGICAL CHANGE; ACCEPTANCE OF NEW PRODUCT INTRODUCTIONS. Precision laser cutting and welding equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part upon its ability to continue to enhance its products and to develop and manufacture new products with improved capabilities. In order to enhance and improve its products and develop new products, among other things, the Company must work closely with its customers to integrate its laser cutting and welding equipment into its customer's production systems. There can be no assurance that future technologies will not render the Company's Products obsolete or that the Company will be able to develop and introduce new Products or enhancements to its existing products and processes in a timely manner that satisfy customer needs or achieve market acceptance. The failure to do so could materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Research and Development."

RISKS ASSOCIATED WITH RAPID AND SUBSTANTIAL MANUFACTURING EXPANSION. To meet current and anticipated demand for its Products, the Company must substantially increase the rate by which it manufactures and tests its Products by the end of 1998. Additionally, the Company may underestimate the costs required to increase its manufacturing capacity, which may materially adversely affect the Company's business, financial condition and results of operations. In addition to increasing manufacturing and assembly capacity at its facilities in Turin, Italy, the Company plans to commence assembly operations in North America within two years. However, there can be no assurance that the Company will be successful and commence assembly operations on schedule. The failure of the Company to commence assembly operations on schedule could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."


LIKELY FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company's quarterly operating results have fluctuated in the past and are likely to fluctuate significantly in the future, depending upon a variety of factors. Such factors may include: the demand for precision laser cutting and welding systems in general and, in particular, for the Company's Products; the timing and size of orders from the Company's base of customers; the ability of the Company to manufacture, test and deliver its Products in a timely and cost-effective manner; the timing of new product announcements and releases by the Company and its competitors; the entry of new competitors into the market for precision laser cutting and welding equipment; the ability of the Company to manage its costs as it begins to supply its Products in larger volumes; and the Company's ability to manage effectively its exposure to foreign currency exchange rate fluctuations.


The Company derives substantial portions of its quarterly and annual revenues from the sales of its Products, and these revenues are subject to historical seasonality. The Company's fourth quarter is typically its strongest revenue quarter. By contrast, in the first and third quarters of each fiscal year, the Company historically has experienced lower revenues as a result of extended European holidays during Christmas and New Year's and the traditional European month-long summer holiday, typically taken in August. In addition, the timing of the recognition of revenue from an order for one or a small number of systems can have a significant impact on the Company's total revenues and operating results for a particular period. In addition, the Company's operating results for a particular period could be adversely affected by the cancellation, re-scheduling or delay of orders for a small number of systems, or even one system. The Company's expense levels are based, in large part, on the Company's expectations as to future revenues and are, therefore, relatively fixed in the short term. If revenues fall below expectations, net income will be disproportionately and adversely affected. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecast with any degree of certainty. See "Business -- Backlog." Due to the foregoing factors, as well as other unanticipated factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Common Stock will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


NEED TO MANAGE GROWTH. The Company intends to expand its operations substantially following the completion of this Offering. This expansion may place a significant strain on the Company's management, financial and other resources. Managing the growth of the Company's business, if such growth occurs, will require the Company to continue to improve and expand its management, operational and financial systems, procedures and controls, including accounting and other internal management systems, and its quality control, delivery and field service and customer support capabilities. There can be no assurance that the Company will be able to successfully expand its operations, effect timely deliveries of its Products or maintain the product quality and reliability required by its customers. The Company has experienced, and may continue to experience, delays in deliveries to customers as a result of its inability to increase its manufacturing capacity fast enough to meet demand. Any failure to manage the Company's growth, if such growth occurs, would materially adversely affect the Company's business, financial condition and results of operations.

NEED TO EXPAND FIELD SERVICE AND SUPPORT ORGANIZATION. The Company believes that the need to provide fast and responsive service to the automotive industry and automotive equipment suppliers is critical to the Company's success. Therefore, the Company believes it is essential to establish, through its own personnel or through third-party personnel, a rapid response capability to service its Products throughout the world. There can be no assurance that the Company will be able to attract qualified personnel to establish these operations successfully or that the costs of such operations will not be excessive. A failure to implement this plan effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategy."

AVAILABILITY OF FUTURE FINANCING. The Company requires substantial working capital to fund its business, particularly to finance inventories, accounts receivable and capital expenditures. The Company believes that the net proceeds of this Offering, together with anticipated cash provided by operations and available lines of credit, will be adequate to meet its cash needs for at least the next 12 months. The Company's future capital requirements will depend on many factors, including the rate of the Company's manufacturing expansion, the timing and extent of spending to support product development efforts and expansion of sales and marketing and field service and support, the timing of introductions of new products and enhancements to existing Products, and market acceptance of the Company's Products. The Company expects that it may need to raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


UNCERTAINTY REGARDING PROTECTION OF PROPRIETARY TECHNOLOGY AND PATENTS. The Company relies upon patent and other intellectual property protection, including trademark, copyright and, more recently, trade secret protection. The Company owns 11 United States, European and Japanese patents covering certain aspects of technology associated with laser cutting and welding. These patents expire on dates beginning in November, 2002 and ending in January, 2014. The Company has chosen to maintain patent protection primarily in its core lines of business. There can be no assurance that any issued patents will provide the Company with competitive advantages or that such patents will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Additionally, because foreign patents may afford less protection under foreign law than is available under United States patent law, there can be no assurance that any foreign patents issued to the Company will adequately protect the Company's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design products that duplicate the uses of the Company's Products without violating its patents.

Others may have filed, and in the future may file, patent applications that are similar or identical to those of the Company. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company. Determining priority for such inventions could result in substantial cost to the Company and there can be no assurance as to the outcome of any such proceeding.

Within the past few years, the Company also has begun to rely upon trade secret protection, including employee and third party confidentiality agreements. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and technology or that the Company can meaningfully protect its trade secrets.

DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent on the services of a number of key employees in various areas, including engineering, research and development, sales and marketing and manufacturing. The Company has in the past experienced difficulty in hiring personnel, including experts in laser technology. The Company believes that, to a large extent, its future success will depend upon the continued service of its engineering, research and development, sales and marketing and manufacturing personnel and on its ability to attract and retain highly skilled personnel in each of these areas as the Company expands its operations. Prior to the effective date of this Offering, the Company will purchase key-man life insurance policies, in the amount of $1,000,000, each on the lives of James R. Currier, Sr., the Company's President and Chief Executive Officer, and Gianfranco Carbonato, the Company's Executive Vice President and Chief Operating Officer and the Managing Director and Chief Executive Officer of Prima Industrie. The Company has entered into employment agreements with certain of its key executives, but there is no assurance that the Company will be able to retain other key employees. The failure of the Company to hire and retain such personnel or recruit replacement personnel could have a material adverse effect on the Company's business, financial condition and results of operation. See "Business -- Employees," and "Management -- Employment Agreements."


RISK OF PRODUCT LIABILITY CLAIMS AND PRODUCT RECALLS. The Company faces a significant risk of exposure to product liability claims in the event that the use of its Products results in personal injury or death, and there can be no assurance that the Company will not experience material product liability losses in the future. The Company maintains insurance against product liability claims in the amount of $1.0 million per occurrence and $1.5 million in the aggregate, which it believes is sufficient in light of historical loss experience and industry custom. There can be no assurance, however, that such coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for liabilities actually incurred. In addition, in the event that any of the Company's products prove to be defective, the Company may be required to recall or redesign such products. A successful claim brought against the Company in excess of available insurance coverage, or any claim or product recall, especially one that results in significant adverse publicity against the Company, could have a material adverse effect on the Company's business, financial condition and results of operations.


YEAR 2000 AND EMU COMPLIANCE ISSUES. In 1998, the Company intends to replace the information technology systems at Prima Industrie and Prima Electronics. The Company has allocated $150,000 of the net proceeds of this Offering for hardware, software, installation, and training expenditures for new information technology systems. The Enterprise Resource Planning software programs that the Company intends to purchase are designed to be Year 2000 and EMU compliant. The failure by the Company to implement this software and to convert its existing data for use with this software will adversely affect the Company's business, financial condition and results of operations and may cause the reported financial condition to not be indicative of future operating results or financial condition.

RISKS OF HOLDING COMPANY STRUCTURE. The Company presently conducts all of its operations through Prima Industrie and its subsidiaries, including Prima Electronics. Accordingly, the primary internal source of the Company's cash is dividends and other distributions from its subsidiaries, as well as inter-company advances. The ability of Prima Industrie and its subsidiaries to make distributions to the Company is subject to their having sufficient funds legally available for payment thereof which are not needed to fund operations, obligations or other business plans. The laws of the Republic of Italy provide generally that dividends may be declared out of yearly profits, subject to maintenance of registered capital and required reserves and after the recovery of accumulated losses. As a stockholder of Prima Industrie, the Company's claims as such will generally rank junior to all other creditors of and claimants against Prima Industrie. However, in addition to capital investments to be made in Prima Industrie, the Company has established a secured lending facility with Prima Industrie in order to collateralize certain advances made to Prima Industrie. See "Use of Proceeds."

SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock in the public market following this Offering could adversely affect the market price for the Company's Common Stock. Upon completion of this Offering, the 1,800,000 Shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), by persons other than "affiliates" of the Company. The remaining 3,000,000 shares of Common Stock to be outstanding following the Offering will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. In addition, all of the holders of such shares have executed lock-up agreements pursuant to which they have each agreed not to sell or otherwise dispose of any of their shares for a period of two years after the date of this Prospectus without the prior written consent of both the Underwriters and the Company; provided, that the Underwriters will waive the restrictions contained in such agreements, on a pro rata basis to all parties subject to such agreements, if the Company undertakes a public offering or private placement of Common Stock and the underwriters or placement agent for such public offering or private placement agrees that the shares of Common Stock for which such restrictions are waived will be sold as part of the orderly distribution of securities to be sold in such public offering or private placement. Following the expiration of such lock-up agreements, such shares will become available for resale in the public market, subject to the volume limitations, holding periods and other restrictions of Rule 144. See "Shares Eligible for Future Sale."


ADDITIONAL SHARES ISSUED IN FUTURE ACQUISITIONS. The Company's strategy for growth is based, in part, upon acquisitions of existing businesses. Those acquisitions may involve additional issuances of shares of Common Stock or preferred stock to the owners of the acquired businesses. While the Company has had discussions with several potential acquisition candidates, it has no present plans for acquisitions or the issuance of additional shares. The issuance of additional shares may adversely affect the market price of the Common Stock. See "Business -- Strategy."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market will develop or be sustained after this Offering. The Offering Price has been determined by negotiations among the Company and the representatives of the Underwriters and does not necessarily reflect the market price of the Common Stock after this Offering. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, as well as other events or factors, such as the issuance of shares of Common Stock to consummate an acquisition. In addition, the equity markets have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price of many high technology companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."


DILUTION. Purchasers of the Shares offered by this Prospectus will suffer immediate and substantial dilution of 60% of their investment in the Shares from the Offering Price. See "Dilution."

ANTI-TAKEOVER EFFECT OF CHARTER, BYLAW PROVISIONS AND EMPLOYMENT AGREEMENTS; AVAILABILITY OF PREFERRED STOCK FOR ISSUANCE. The Company's Articles of Incorporation and Bylaws contain provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of the Common Stock. Furthermore, the employment agreement entered into by the Company and Mr. James R. Currier, Sr., its Chief Executive Officer, contains a provision obligating the Company to make a payment of three times his annual salary if the agreement is terminated after a change of control of the Company. This agreement may make the acquisition of control of the Company more expensive. In addition, the Board of Directors is authorized to issue, without stockholder approval, up to 1,000,000 shares of preferred stock with voting, conversion and other rights and preferences that may be superior to those of the Common Stock and that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase the Company's preferred stock could be used to discourage an unsolicited acquisition proposal. See "Description of Capital Stock -- Preferred Stock."

RISKS ASSOCIATED WITH THE REPRESENTATIVE'S INFLUENCE ON THE MARKET. The representative of the Underwriters (the "Representative") may from time to time following the completion of this Offering act as a market-maker and otherwise effect transactions in the Common Stock. The Representative is not legally obligated by law or by contract to continue such trading, which may be discontinued at any time. Any such cessation could have a material effect upon the price and liquidity of the Common stock. The Representative is subject to the supervision of various governmental and self regulatory organizations, as well as certain capital requirements. Such regulatory authorities periodically investigate and audit the activities of broker-dealers, such as the Representative. In the event the Representative is required to curtail or cease operations as a result of administrative actions instituted by the regulatory authorities or because of lack of capital, the price and liquidity of the Common stock may be materially adversely affected by the reduced participation or complete absence of the Representative from the market.

                                 USE OF PROCEEDS

The net proceeds to the Company from the sale of the 1,800,000 Shares offered hereby are estimated to be $17,120,000 ($18,605,000 if the Over-Allotment Option is exercised), assuming an Offering Price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company anticipates that the net proceeds will be used in the following manner.

                                                                                Exercise of
                                                                             Over-Allotment Option
Application of                Approximate          Percentage of         Approximate           Percentage of
 Net Proceeds                    Amount             Net Proceeds            Amount              Net Proceeds
Marketing
 and Sales
 Promotion (1)                      $ 4,750,000            27.7%              $ 4,750,000               25.5%

Research and
 Development (2)                      5,200,000            30.4%                5,200,000               28.0%

Working Capital (3)                   7,170,000            41.9%                8,655,000               46.5%
                                     ----------           -----                ----------              -----

TOTAL                               $17,120,000           100.0%              $18,605,000              100.0%
                                     ==========           =====                ==========              =====

---------------



(1) Expenditures will be made for marketing and sales promotion in the periods from 1998 through the year 2000, including the presentation of exhibits at major machine tool exhibitions throughout the world, extensive marketing and promotional efforts to introduce new products and key account promotions.


(2) Expenditures will be made to fund research and development activities through the year 2000 to introduce the "Laser-On-Line" product family of precision cutting and welding products and systems. These product developments are intended to transform existing 3-D Products from "prototyping" equipment to a more robust production oriented family of precision cutting and welding products and technology. See "Business -- Strategy." The Company has entered into a joint development agreement with Prima Industrie to complete these developments. Pursuant to the joint development agreement, the Company will have exclusive rights to these developments outside of Italy. The Company will provide funding for these R&D projects in amounts of approximately $2,000,000 during the 1998 fiscal year, $1,800,000 during the 1999 fiscal year, and $1,400,000 during the 2000 fiscal year.


(3) The balance of the net offering proceeds will be utilized for general corporate requirements, including financing working capital needs of the Company's subsidiary operations. Approximately $150,000 will be used in 1998 to fund the replacement of the information technology systems used by Prima Industrie, Prima Electronics and affiliates to ensure that the Company and its subsidiaries will not be impacted by Year 2000 issues or the conversion to a single European currency under the EMU. The Company will provide internal lending facilities for all subsidiary operations, including financing working capital, foreign currency purchases, research and development and other capital expenditures, either by the use of cash from the proceeds of this Offering or by guaranteeing, or otherwise providing credit enhancement of, credit facilities provided by lending institutions.


Pending such uses, the net proceeds to the Company from this Offering will be invested in short-term, investment grade, interest-bearing securities.

The foregoing represents the Company's best estimate of the allocation of the net proceeds of this Offering based upon the Company's currently contemplated operations and business plans, as well as current economic and industry conditions, and is subject to reapportionment among the categories listed above in response to, among other things, changes in the Company's plans, unanticipated future revenues and expenditures and unanticipated industry conditions. The amount and timing of expenditures will vary depending on a number of factors, including, without limitation, the results of operations and changing industry conditions. To the extent deemed appropriate by management, the Company may acquire fully developed products or businesses which, in the opinion of management, facilitate the growth of the Company or enhance the market penetration or reputation of its Products. To the extent that the Company identifies any such opportunities, an acquisition may involve the expenditure of significant cash or the issuance of capital stock of the Company. Any expenditure of cash will reduce the amount of cash available for working capital or marketing and promotional purposes. The Company currently has no commitments, understandings or arrangements with respect to any such acquisition.

                                 DIVIDEND POLICY

To date, Prima Industrie, Prima Electronics and the Company have not declared or paid any cash dividends on their capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth, as of September 30, 1997, (i) the actual short-term obligations and capitalization of the Company on a consolidated basis, and (ii) the pro forma short-term obligations and capitalization of the Company, after giving effect to the receipt by the Company of the estimated net proceeds from the sale of the 1,800,000 shares of Common Stock offered hereby at an assumed Offering Price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the net proceeds thereof.




                                                                            SEPTEMBER 30, 1997
                                                                             ACTUAL PRO FORMA
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term
  obligations(1)                                                 $ 9,601                       $ 9,601

Stockholders' equity
  (deficit): Preferred Stock,
  $0.01 par value: actual,
  pro forma and pro forma
  as adjusted -- 1,000,000
  shares authorized, no
  shares issued or outstanding                                        --                            --

Common Stock: actual $0.01
  par value, 14,000,000
  shares authorized,
  3,000,000 shares issued
  and outstanding; pro
  forma -- $0.01 par value,
  14,000,000 shares
  authorized, 4,800,00 shares
  issued and outstanding(2)                                           30                            48
Additional paid-in capital                                        13,775                        30,877
Accumulated deficit                                               (9,419)                       (9,419)
Cumulative translation
  adjustment    (269)                                               (269)
Total stockholders' equity                                         4,117                        21,237

Total capitalization                                             $13,718                       $30,838
                                                                  ======                        ======

---------------


(1) Short-term obligations consist of short-term indebtedness for borrowed money and the current portion of capital lease obligations. See Note 7 of Notes to Consolidated Financial Statements.

(2) Excludes 150,000 Shares subject to the Underwriters' Over-Allotment Option (270,000 Shares if the Selling Shareholder fails to deliver to the Underwriters the 120,000 Shares held by it that are subject to the Over-Allotment Option, or otherwise fails to satisfy any of the conditions to the closing of such sale). See "Underwriting."

                                    DILUTION

The net tangible book value of the Company as of September 30, 1997 was $3,782,000, or approximately $1.26 per share. After giving effect to the sale by the Company of 1,800,000 Shares in this Offering at an assumed Offering Price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company at September 30, 1997 would be $20,902,000, or $4.35 per share. This represents an immediate increase in pro forma net tangible book value of $3.09 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $6.65 per share to new investors purchasing Shares in this Offering. The following table illustrates the per share dilution:

Assumed Offering Price per Share:                                    $11.00

Pro forma net tangible book value per Share
       before this Offering:                                $1.26

Increase in pro forma net tangible book
       value per Share attributable to investors
       in this Offering:                                    $3.09

Pro forma net tangible book value per share
       after this Offering:                                          $   4.35
                                                                      -------

Dilution per share to investors in
       this Offering:                                                $   6.65
                                                                      =======

The following table summarizes on a pro forma basis, as of the date of this Prospectus, the difference between the existing stockholders and the purchasers of Shares in this Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid, and the sale of 1,800,000 Shares at an Offering Price of $11.00 per share (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):



                                             SHARES PURCHASED        TOTAL CONSIDERATION
                                            NUMBER           PERCENT                 AMOUNT          PERCENT
Existing stockholders(1)                         3,000,000         62.5%            $ 7,078,000          26.3%
New investors                                    1,800,000         37.5%             19,800,000          73.7
                                                 ---------         ----              ----------         -----
                Total                            4,800,000        100.0%            $26,878,000         100.0%
                                                 =========        =====              ==========         =====

---------------

(1) The amount shown takes into account (a) the issuance of 300,000 shares at par value for $3,000 to James R. Currier, Sr. and Giovanni Ciamaroni; and (b) the exchange by the Prima Industrie Shareholders of substantially all of the outstanding capital stock of Prima Industrie in return for 2,700,000 shares of Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with Prima Industrie's consolidated financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Prospectus. Immediately prior to the date of this Prospectus, the Company acquired substantially all of the outstanding shares of Prima Industrie. The acquisition of Prima Industrie will be accounted for as a recapitalization of Prima Industrie, with no goodwill or other intangibles recorded. The consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the consolidated balance sheet data at December 31, 1992 and 1993 are derived from consolidated financial statements of Prima Industrie not included in this Prospectus, which have not been audited by Hein + Associates, LLP. The data for 1992 and 1993 has been revised by the Company to reflect the requirements of U.S. generally accepted accounting principles. The consolidated statement of operations data for the nine months ended September 30, 1996 and 1997 are derived from unaudited financial statements of Prima Industrie included elsewhere in this Prospectus that have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such period. These historical results are not necessarily indicative of the results to be expected in the future and results for interim periods are not necessarily indicative of results for the entire year.


                                             (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30                  YEARS ENDED DEC. 31
                                ------------------   -------------------------------
                                  1997        1996        1996       1995         1994        1993       1992
                                -------     --------    -------    -------      -------     -------    ------
CONSOLIDATED STATEMENT
OF OPERATIONS DATA: (1)
Revenues:
  Product Sales                  $29,688     $26,052     $41,108     $37,356     $27,774     $27,814      $38,215
Other                                341         915       1,207       1,204         622         965        1,518
Total Revenues                     30,029      26,967     42,315      38,560      28,396      28,779       39,733
Cost of Product Sales              24,353      22,177     34,357      32,565      27,373      24,302       34,111
Gross Profit                        5,676       4,790      7,958       6,847       2,297       4,477        5,622
Research and Development              977         970      1,329         670         656         705          589
General and
  Administrative                    4,025       3,421      5,218       5,250       4,165       5,076        7,472
Total Costs and
  Expenses                         29,355      26,568     40,904      38,485      32,194      30,083       42,172
Operating Income                      674         399      1,411           75     (3,798)     (1,304)      (2,439)
Gain on Sale of Sapri                           1,059       1,059
Other Income (expense)              (588)       (414)       (733)     (2,302)     (1,637)        524          751
Income (loss) before
  provision for Income
  Taxes                                86       1,044       1,737     (2,227)     (5,435)       (780)      (1,688)
Provision for Income
  Taxes                             (243)       (100)       (189)        (43)         (4)                     (27)
Minority Interest                   (201)       (196)       (213)       (130)        169          15          651
Net Income (loss)                   (358)         748      1,335      (2,400)     (5,270)       (765)      (1,064)
Pro forma Earnings Loss
  per share (2)(3)                 $(.12)       $ .25     $ 0.44      $(1.19)     $(2.34)     $(0.33)      $(0.46)
Pro forma weighted
  average common and
  common equivalent
  shares outstanding               3,000       3,000       3,000       2,021       2,254       2,333        2,333

CONSOLIDATED BALANCE SHEET DATA: (1)
Cash and cash equivalents            216           24        585         804         620       2,518        1,412
Working Capital                     5,589       3,919      6,320       3,574        (687)      2,365          366
Total Assets                       31,819      32,067     36,352      35,268      31,244      34,240       45,362
Total Liabilities                  27,705      27,825     31,608      32,037      33,796      31,871       41,457
Stockholders' Equity                4,114       4,242      4,744       3,231      (2,552)      2,369        3,905
---------------

(1) This financial data reflects the financial condition and operations of Prima Industrie prior to the acquisition by the Company of substantially all of the issued and outstanding capital stock of Prima Industrie.

(2) Reflects the issuance of (a) 2,700,000 shares of Common Stock to substantially all of the shareholders of Prima Industrie in exchange for their stock interests in Prima Industrie and (b) 300,000 shares of Common Stock to James R. Currier, Sr., and Giovanni Ciamaroni for cash.

(3) No cash dividends have been declared by the Company or Prima Industrie.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The following discussion contains trend analysis and other forward-looking statements that involve risks and uncertainties. Immediately prior to the date of this Prospectus, the Company acquired substantially all of the outstanding capital stock of Prima Industrie by the exchange of shares of the Company's Common Stock for shares of Prima Industrie. The following discussions of historical results of operations, liquidity and capital resources reflect the consolidated condition of Prima Industrie and Prima Electronics and not the Company. The Company's actual results may differ materially from those described in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Prospectus, particularly under "Risk Factors."

OVERVIEW

Prima Industrie was established in 1977 as a design and engineering firm. In 1978, Prima Electronics was established to manufacture industrial process controls. Prima Industrie developed its first 3-D Products in 1979 and introduced the Platino 2-D Product based upon the same technology in 1997. These Products have evolved into the major focus of the Company's business. Approximately 30% of the sales of Prima Industrie are within Italy and the majority of the remaining sales are to customers in other countries in Europe.

During 1998, Company management will concentrate on increasing the sales of its 3-D Products, which have greater gross margins than its 2-D Products, and on improving profit margins for sales of its new Platino 2-D Product. Further, primarily because of the fixed nature of the Company's overhead costs, these increases in sales will result in proportionately greater increases in net income. Additionally, the Company expects margins to improve if assembly operations are commenced outside of Italy, as a result of lower direct labor costs. The Company has entered into a license agreement with Strippit, Inc. ("Strippit"), a Delaware corporation and a subsidiary of Idex Corporation, for the manufacture and sale of products using the technology for the Platino 2-D Product. The Company has also executed a license agreement with Beijing Machinery and Electricity Institute in China for the Company's 2-D Laserwork Product, subject to the approval of the government of the People's Republic of China. There can be no assurance that the requisite approval will be forthcoming for consummation of the China License and the payments required thereunder. Delays in the approval of the China License, and in the payment of royalties required to be made thereunder, could adversely affect the Company's financial performance in the last quarter of 1997.

Company management will focus on improving the cash flow from contracts with European customers to the extent that competitive and European business practices permit. Management expects improving cash flows will decrease the Company's dependence on its Working Capital Facility ("WCF") thereby reducing interest expenses. Furthermore, upon completion of this Offering, significant portions of the subsidiary operations' cash requirements will be financed by the Company at more favorable interest rates on a consolidated basis. The Company will act as an "internal lending facility" to its subsidiary operations and will supervise the cash management of all its subsidiary operations.

The Company expects R&D and marketing expenses to increase significantly during the 1998 Fiscal Year. Development of the Company's "Laser On-Line" family of 3-D Products will involve substantial development costs, and the introduction of that product family to the market in late 1998 or early 1999 will have an impact on earnings for the year, although Company management believes net income will increase in year-to-year comparisons and as a percentage of sales. See "Business -- Research & Development" and "Use of Proceeds."

During the 1998 fiscal year, the Company expects to update its management and control systems by purchasing new hardware and software products. Several Enterprise Resource Planning Software products are commercially available that can closely approximate the Company's requirements without significant customizing. These products will ensure that the Company and its subsidiaries will not be impacted by Year 2000 issues or the conversion to a single European currency under the EMU. This capital expenditure will occur during the middle part of the year, and management does not expect this expenditure to exceed $150,000. No other significant capital expenditures are currently anticipated.

During the fourth quarter of 1997, Prima Industrie will consummate certain transactions under an agreement pursuant to which it will become a minority owner of Macromeccanica of Turin, Italy. Macromeccanica has two primary lines of business -- refurbishment of machine tool equipment for customers and subcontracting of sophisticated machining services. Pursuant to the agreement, Prima Industrie will sell certain machine tools and equipment (the AEquipment@) currently used by Prima Industrie to create parts for its Products, to a leasing company, which will then lease the Equipment to Macromeccanica. Prima Industrie will be paid 1.05 billion Lit (approximately $636,400) for the Equipment. Prima Industrie and Macromeccanica will enter into a requirements supply agreement, whereby Macromeccanica will provide Prima Industrie machining services currently performed internally by Prima Industrie or sub-contracted by other sources. As a result of this transaction, Prima Industrie expects to reduce its cost of manufacturing parts for its Products and increase the capacity of Prima Industrie's assembly operations by up to 30% above current levels.

In addition, Prima Industrie will purchase 25% of the existing equity of Macromeccanica from a existing shareholder for 600 million Lit (approximately $363,300) and subscribe to an increase in capital of Macromeccanica for 700 million Lit (approximately $424,200) (the "Follow-on Investment"). At the conclusion of this Follow-on Investment, Prima Industrie will hold approximately 37% of the outstanding capital stock of Macromeccanica. The other owners of Macromeccanica are unrelated to Prima Industrie. It is projected that Prima Industrie's business will account for approximately 10% of the total revenues of Macromeccanica (which are projected to be 18 billion Lit for 1998).

The Company has also identified several additional candidates for acquisition or merger and is engaged in preliminary discussions regarding possible business combinations. Management expects discussions with these candidates to accelerate upon completion of this Offering, although no assurances can be given about the outcome of these discussions. The Company will focus on those candidates that will add to earnings and provide significant critical mass to produce economies of scale in both sales and manufacturing activities.


The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. For purposes of the following discussion, references to exchange rates are between the Lit and the Dollar.

RESULTS OF OPERATIONS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997, COMPARED TO NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996


                                     TABLE 1
                                 (In Thousands)


                                                                                       Change
                                                          9/30/97          9/30/96        Amount         Percent
TOTAL REVENUES                                           $30,029         $26,967        $3,062            11.4 %
Cost of Sales                                             24,353          22,177         2,176             9.8 %
Research and Development                                     977             970             7              .7 %
Selling, General and
  Administrative Expenses                                  4,025           3,421           604            17.7 %
Total costs                                               29,355          26,568         2,787            10.5 %
Operating Income                                             674             399           275            69.0 %

OTHER INCOME (EXPENSE)
     Gain on Sale of Sapri                                                 1,059        (1,059)              -
     Interest and other income                               313             497          (184)          (37.0)%
     Interest and other expense                              (901)          (911)           10               - %
Total Other Income (Expense)                                 (588)           645        (1,233)              - %

Income (loss) before taxes                                    86           1,044          (958)          (91.8)%
Income taxes                                                 (243)          (100)         (143)         (143.0)%
Minority interest                                            (201)          (196)           (5)           (2.5)%
Net income (loss)                                            (358)           748        (1,106)              - %

Consolidated revenues for the nine month period ended September 30, 1997 increased 11.4% to $30.029 million from $26.967 million in the comparable nine month period ended September 30, 1996. Stated without the effect of fluctuations in the exchange rate between the Dollar and the Lit for these periods, consolidated revenues increased 23.10% from Lit 41.609 billion in the nine month period ended September 30, 1996 to Lit 51.224 billion in the nine month period ended September 30, 1997. Backlog for the period increased 16.1% from $5.441 million on September 30, 1996 to $6.317 million on September 30, 1997. Stated without the effect of fluctuations in the exchange rate, backlog increased 31.3% from Lit 8.304 billion on September 30, 1996 to Lit 10.906 billion on September 30, 1997.

The composition of revenues for the nine months ended September 30, 1997 was significantly different from the comparable period of 1996, reflecting the influence of several factors. Sales of 3-D Products and Laserwork 2-D Products provided 46.6% and 16.5%, respectively of total sales during the nine months ended September 30, 1996. These contribution levels declined to 41.7% and 7.4% of total sales, respectively, for the nine months ended September 30, 1997. While the number of 3-D Products sold in the nine months ended September 30, 1997 increased by two units, sales of Laserwork 2-D Products declined by 5 units, supplanted by sales of 17 units of the Platino line of 2-D Products. This transition in sales of the 2-D Products toward the more efficient Platino Line reflects the Company's strategy of being able to sell 2-D Products to a wider variety of users.

Sales of service and parts increased by $.708 million or 22.1% in the nine months ended September 30, 1997, when compared to the same period in 1996, as did sales to Atlas Copco, which increased $.369 million or 6.1%. Due to the contribution to sales effected by the changing product mix, virtually all components of sales, except for the Platino product line, were reduced as a percentage of the total sales, as shown in Table 2.

                                     TABLE 2
                            CONTRIBUTION TO REVENUES
                                  (In Percent)


                                                                   Nine Months Ended
                                                                     September 30
                                                                -----------------------
                                                                1997               1996            Change
                                                                -----------------------
         By PRIMA Industrie:

                  3D Products                                       41.7%          46.6%           (4.9)
                  Laserwork 2-D Products                             7.4           16.5            (9.1)
                  Platino 2-D Products                              17.6            -0-            17.6
                  Service and Parts                                 11.9           11.3             0.6

         By PRIMA Electronics:

                  To Atlas Copco                                    13.3            14.2            (0.9)
                  To Other Customers                                 4.1             5.9            (1.8)
                  To PRIMA Industrie                                 4.0             5.5            (1.5)
                                                                   -----            -----           -----
                  Total Sales                                      100.0%           100.0%           -0-
                                                                   =====            =====           =====

Cost of goods sold as a percentage of consolidated revenues improved modestly from 82.2% during the nine month period ended September 30, 1996 to 81.1% during the nine month period ended September 30, 1997. The period-to-period comparison increased 9.8% to $24.353 million for the nine month period ended September 30, 1997 from $22.177 million for the nine month period ended September 30, 1996. Without giving effect to the fluctuations in exchange rates between the Dollar and Lit, cost of goods sold increased 21.4% to Lit 41.541 billion (or 81.0% of revenue) in the nine month period ended September 30, 1997 from Lit 34.218 billion (or 82.2% of revenue) in the nine month period ended September 30, 1996. During the nine months ended September 30, 1997, a trend continued in which labor costs, as a percentage of total cost of goods sold, declined, as did overhead and depreciation. The gradual reduction of labor costs as a portion of cost of goods sold produced a corresponding increase in the relative portion of materials costs to total cost of goods sold. This improvement would have been greater had the divestiture of Sapri S.p.A. occurred at the beginning of the year.

                                     TABLE 3
                        COMPONENTS OF COST OF GOODS SOLD
                                  BY PERCENTAGE

                                  For the Nine Months
                                  Ended September 30
                                1997              1996                Difference

         Materials            62.4%               61.2%                    1.2%
         Labor                17.1                17.5                      (.4)
         Overhead             18.8                19.0                      (.2)
         Depreciation          1.7                 2.3                      (.6)
                              ----               -----                      ---
              Total           100.0%              100.0%                   -0-
                              =====               =====                    ===


The margin of profit between sales and cost of goods sold is expected to improve further as the Company completes its transition to the Platino line and achieves operational efficiencies as its experience in manufacturing these Products increases and economics of scale from production increases.


As a percentage of consolidated revenues, research and development remained substantially unchanged between the nine month periods ended September 30, 1997 and 1996 at 3.2% and 3.6%, respectively. However, without giving effect to exchange rate differences between the periods, R&D expenses increased 11.3% from the nine period ended September 30, 1996 to the same period ended September 30, 1997. This increase resulted from the Company's ongoing R&D projects aimed at enhancing the technical capability of the Company's 2-D and 3-D Products.


Selling, general and administrative expenses ("SG&A") increased $0.604 million between the nine month periods ended September 30, 1996 and 1997. As a percentage of consolidated revenues, SG&A remained substantially identical at 13.4% during the nine month period ended September 30, 1997 and 12.7% for the nine month period ended September 30, 1996. However, without giving effect to differences in the exchange rates, SG&A expenses increased 30.0% from Lit 5.279 billion during the nine month period ended September 30, 1996 to Lit 6.865 billion during the nine month period ended September 30, 1997. This relative change expressed in Lit occurred primarily as a result of increased sales efforts.

Other operating revenues, which consist of governmental grants for research and development and license revenues, declined by $0.574 million in the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996. This change was due primarily to research grants being provided to the Company in 1997 in the form of low interest loans rather than outright grants.

As a result of the above factors, operating income for the nine month period ended September 30, 1997 increased 68.9% to $.674 million from $.399 million in the comparable nine month period ended September 30, 1996. Without giving effect to the fluctuations in the exchange rate between the Dollar and Lit during the periods, operating income increased 252.7% from Lit .493 billion for the nine month period ended September 30, 1996 to Lit 1.246 billion for the nine month period ended September 30, 1997.

Interest income declined $.183 million from the nine month period ending September 30, 1996 to the nine month period ending September 30, 1997 due to reductions in the amounts receivable for products sold pursuant to a government sponsored financing program.

Interest expense for the nine month period ended September 30, 1997 was essentially equivalent to that for the prior period in 1996.

Income before income taxes declined from a profit of $1.044 million for the nine month period ended September 30, 1996 to $.086 million for the comparable period in 1997. This decrease was primarily due to the sale of Sapri occurring during the nine months ended September 30, 1996.

Income taxes for the nine month period ended September 30, 1997 increased 143.0% from $.100 million during the nine month period ended September 30, 1996 to $.243 million. This increase occurred primarily as a result of taxes accrued on profits from the operations of Prima Electronics, which is subject to significantly higher taxation rates than Prima Industrie. As a result of loss carry-forwards, Prima Industrie's effective tax rate was 16.2% instead of the normal Italian corporate tax rate of 53.2%, which applies to the earnings of Prima Electronics. Allocation of profits for the minority interest in the Prima Electronics subsidiary increased 2.5% to $.201 million during the nine month period ended September 30, 1997 from $.196 million during the comparable nine month period ended September 30, 1996.

Without considering the gain on the sale of Sapri in 1996, the Company's net loss during the nine month period ended September 30, 1997 was essentially the same loss as in the comparable period in 1996, amounting to $.358 and ..311 million for the nine months ended September 30, 1997 and September 30, 1996, respectively. The 1997 net loss was largely attributable to the increased income tax expense related to the profits of Prima Electronics.


FISCAL YEAR ENDED DECEMBER 31, 1996, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1995


                                     TABLE 4
                                 (In Thousands)

                                                                                                     Change
                                             12/31/96           12/31/95            Amount          Percent
TOTAL REVENUES                                    $42,315           $38,560           $3,755              9.7 %

Cost of Sales                                      34,357            32,565            1,792              5.5 %
Research and Development                            1,329               670              659             98.3 %
Selling, General and
   Administrative                                   5,218             5,250              (32)               - %
                                                   ------            ------             -----            -----

         Total Costs                              $40,904           $38,485            $2,419             6.2 %

Operating Income                                  $ 1,411           $    75            $1,336               - %

OTHER INCOME (EXPENSE)
     Gain on Sale of Sapri                          1,059                 -             1,059                 -
     Interest and Other Income                      1,033               776               257            33.1 %
     Interest and Other
         Expense                                   (1,766)           (3,078)            1,312           (42.6)%
Total other income
  (expense)                                       $   326           $(2,302)           $2,628                 -

Income Before Taxes                               $ 1,737           $(2,227)           $3,964                 -
Income Taxes                                         (189)              (43)             (146)         (339.5)%
Minority Interest                                    (213)             (130)              (83)          (63.8)%
                                                    ------            ------            -----          -------

Net Income (Loss)                                 $ 1,335            $(2,400)          $3,735               -
                                                   ======             ======            =====


Consolidated revenues for the fiscal year ended December 31, 1996 increased 9.7% to $42.315 million from $38.560 million in the year ended December 31, 1995. This increase was largely attributable to a decline in the Dollar relative to the Lit of 6% from approximately 1640 Lit during 1995 to approximately 1540 Lit during 1996. Year-to-year consolidated revenues increased only 3.8% expressed in Lit, or Lit 67.032 billion for 1996 from Lit 64.582 billion for 1995. The Company's relatively flat sales between the yearly periods resulted from offsetting trends in the increasing sales of the Products and the divestiture of other Company products.

For the year ended December 31, 1996, Prima Electronics accounted for approximately 21.5% of total revenues, up from 20.9% during the comparable prior year ended December 31, 1995. The increase in Prima Electronics' revenues and percentage of consolidated revenues was primarily the result of a 78.7% increase in the sales of regulators for industrial compressors and generators manufactured by Atlas Copco from $3.118 million during the year ended December 31, 1995 to $5.489 million during the year ended December 31, 1996. Additionally, and without giving effect to intercompany eliminations in the consolidated financial statements, Prima Electronics' sales to the Company increased 11.6% from $1.672 million during the year ended December 31, 1995 to $1.867 million during the year ended December 31, 1996. The increase in sales from Prima Electronics to the Company was the result of the Company's increasing sales of the Products.

As a percentage of revenues, the Company's 3-D and 2-D Products accounted for 43.9% and 17.6%, respectively, of the Company's total revenues for the year ended December 31, 1996, and 42.1% and 27.0%, respectively, for the comparable prior year ended December 31, 1995. In year-to-year comparisons, revenues derived from 2-D and 3-D Products increased 26.2% and 22.8%, respectively, from the year ended December 31, 1995 to the year ended December 31, 1996. Expressed in unit revenues, 2-D Products increased 38.8% from 18 units during the year ended December 31, 1995 to 25 units for the year ended December 31, 1996; and 3-D Products increased 40.0% from 20 units to 28 units, respectively. These increases in sales of the Company's 2-D and 3-D Products resulted from: (i) the improvement in the worldwide economy, and (ii) exclusive R&D, sales and marketing focus on the Company's 2-D and 3-D Products.

The year ended December 31, 1996 exhibited the early phases of the transition in the 2-D Product line from the smaller of the two Laserwork machines to the new Platino Product line. The percentage of contributions to total revenues by the various revenue sources can be seen in the following table:

                                     TABLE 5
                            CONTRIBUTION TO REVENUES
                                 IN PERCENTAGES

                                                                      Year Ended
                                                                      December 31
                                                                -----------------------
                                                                1996               1995            Change
                                                                -----------------------            ------
         By PRIMA Industrie:

                  3D Products                                       43.9%            42.1%             1.8
                  Laserwork 2-D Products                            17.6             27.0             (9.4)
                  Platino 2-D Products                               4.2                -              4.2
                  Service and Parts                                 12.8             10.0              2.8

         By PRIMA Electronics:

                  To Atlas Copco                                   12.4               9.0              3.4
                  To Other Customers                                4.8               7.0             (2.2)
                  To PRIMA Industrie                                4.3               4.9             (0.6)
                                                                   -----            -----             -----

                  Total Sales                                      100.0%           100.0%               0
                                                                   =====            =====             ====

See Table 6 below for a graphic presentation of the growth in revenues for the Prima Electronics and 2-D/3-D Products compared to the discontinued products. Please note that the Y Axis is represented in billion Lit.

                                     TABLE 6


Table 6 is a bar chart showing the revenues in Lit during the period from 1992 to 1996, identifying revenues derived from discontinued products, laser products and Prima Electronics.















Cost of goods sold as a percentage of consolidated revenues improved to 81.2% for the year ended December 31, 1996 from 84.5% in the comparable prior year ended December 31, 1995. This improvement was the result of economies of scale in the purchase of raw materials occurring because of increased sales in the Company's Products. The year-to-year comparison showed a 5.5% increase from $32.565 million for December 31, 1995 to $34.357 million for December 31, 1996; however, this increase was attributable to the decline in value of the Dollar to the Lit as explained above.

During the year ended December 31, 1996 labor costs declined as a percentage of total cost of goods sold, while a corresponding larger percentage of total cost of goods sold was attributed to materials cost. This gradual reduction in labor and related costs can be seen in the following Table 7:


                                     TABLE 7
                        COMPONENTS OF COST OF GOODS SOLD
                                  BY PERCENTAGE

                                             For the Year
                                          Ended December 31
                                     ---------------------------
                                        1996                1995      Difference
                                       -----               -----      ----------

         Materials                       62.5%              59.5%         3.0%
         Labor                          15.9                18.7         (2.8)
         Overhead                       19.8                19.3           .5
         Depreciation                    1.8                 2.5          (.7)
                                       -----               -----          ----
              Total                     100.0%              100.0%         -0-
                                        =====               =====         ====


Research and development ("R&D") expense, net of grants received, doubled from the year ended December 31, 1995 to the year ended December 31, 1996 from $.670 million to $1.329 million, respectively. As a percentage of consolidated revenues, R&D increased from 1.7% to 3.1% for the same periods. This increase in R&D expense was attributable to the completion of the Company's Platino 2-D equipment and "Primach" numeric controller developed by Prima Electronics.

Selling, general and administrative expenses were stable at $5.250 million for the year ended December 31, 1995 and $4.165 million for the year ended December 31, 1996, representing a 0.6% decline. SG&A decreased to 12.3% as a percentage of consolidated revenues for the year ended December 31, 1996 from 13.6% for the comparable prior year. This decline occurred as a result of: (i) favorable exchange rates, (ii) the decrease in Company employees from 204 in 1995 to 193 in 1996, (iii) the transfer of employees from overhead activities to manufacturing operations, and (iv) the divestiture of underperforming product lines and associated overheads.

As a result of the above factors, operating income for the year ended December 31, 1996 increased to $1.411 million from a profit of $0.75 million in the prior year. Net other income and expense changed from a net expense of $2.302 million in 1995 to net income of $.326 million in 1996. These effects on net other income and expense were produced by: (i) the gain of approximately $1 million recognized on the sale of Sapri S.p.A., (ii) larger down payments with orders,
(iii) lower bank interest rates during the period, and (iv) the addition of new capital from the year ended December 31, 1995.

Income before income taxes improved from a loss of $2.227 million for the year ended December 31, 1995 to a profit of $1.737 million in the year ended December 31, 1996. This was attributable to the following factors: (i) the Company's increase in operating income, (ii) interest and other income, without the gain on the sale of Sapri, increased 33.1% from $.776 million in 1995 to $1.033 million in 1996, and (iii) interest and other expenses decreased 42.6% from $3.078 million in 1995 to $1.766 million in 1996.

Income taxes for the year ended December 31, 1996 increased 339.5% to $.189 million from $.043 million in the year ended December 31, 1995. Net income was reduced by the 40% minority interest in the Company's Prima Electronics subsidiary to produce a consolidated net income of $1.335 million for the year ended December 31, 1996, compared with a loss of $2.4 million for the year ended December 31, 1995, although the minority interest increased 63.8% to $.213 million for 1996 from $.13 million for 1995. The minority interest increased as a result of the increased profitability of Prima Electronics' operations.


FISCAL YEAR ENDED DECEMBER 31, 1995, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1994


                                     TABLE 8
                                 (In Thousands)

                                                                                                        Change
                                             12/31/95           12/31/94            Amount             Percent
                                             --------           --------            ------             --------
TOTAL REVENUES                                    $38,560           $28,396          $10,164              35.8%

Cost of Sales                                      32,565            27,373            5,192              18.9%
Research and Development                              670               656               14               2.1%
Selling, General and
   Administrative                                   5,250             4,165            1,085              26.1%
                                                   ------            ------           ------            ------

         Total Costs                              $38,485           $32,194          $ 6,291              19.5%

Operating Income (loss)                           $    75           $(3,798)         $ 3,873                - %

OTHER INCOME (EXPENSE)
   Interest and Other Income                          776               508              268              52.8%
   Interest and Other
     Expense                                       (3,078)           (2,143)             935             (43.6)%
   Other Costs                                                           (2)               2
                                                   ------             ------          ------
Total Other Income (Expense)                      $(2,302)          $(1,637)         $  (665)            (40.6)%

Income (Loss) Before Taxes                        $(2,227)          $(5,435)         $ 3,208               59.0%
Income Taxes                                          (43)               (4)             (39)             975.0%
Minority Interest                                    (130)              169             (299)                --%
                                                    ------           ------            ------             ------
Net Income (Loss)                                 $(2,400)          $(5,270)         $ 2,870                 --%
                                                  ========          ========          ======              ======

Consolidated revenues for the year ended December 31, 1995 increased 35.8% to $38.560 million from $28.396 million in the year ended December 31, 1994. The impact of differences in exchange rates on the increase in year-to-year consolidated revenues were not significant, although the increase in net revenue from Lit 44.679 billion in 1994 to Lit 64.582 billion in 1995 represented a 44.5% increase.

For the year ended December 31, 1995, the Company's Prima Electronics subsidiary accounted for approximately 20.9% of revenue, as compared to 18.3% for the year ended December 31, 1994. This increase in Prima Electronics' revenues and percentage of revenues was primarily the result of a 119.4% increase in the sales of regulators for industrial compressors and generators manufactured by Atlas Copco, from $1.409 million during the year ended December 31, 1995 to $3.092 million during the year ended December 31, 1996. Additionally, Prima Electronics sales to the Company increased 28.3% from $1.303 million during the year ended December 31, 1994 to $1.672 million during the year ended December 31, 1995.

As a percentage of revenues, the Company's 3-D and 2-D Products accounted for approximately 42.1% and 27.0%, respectively, of consolidated revenues for the year ended December 31, 1995, as compared to 40.7% and 28.8% in the prior year. The lower 3-D percentages in 1994 were attributable to revenues from other product lines that were subsequently divested in 1995 to unrelated third parties. In year-to-year comparisons, revenues derived from 2-D and 3-D Products increased 32.6% and 63.8%, respectively, during the fiscal year ended December 31, 1994 to the year ended December 31, 1995. However, expressed in unit revenues, 2-D Products increased 10.5% from 19 units during the year ended December 31, 1994 to 21 units during the year ended December 31, 1995; and 3-D Products increased 25% from 16 units to 20 units, respectively. This increase occurred primarily by giving effect to pricing increases in the 2-D and 3-D Products, since exchange rates between the $ and Lit increased from 1595.9 for the year ended December 31, 1994 to 1638.6 for the year ended December 31, 1995.

The contribution by each product line to total revenues was relatively static in the two years, as shown in the following table 9. No significant shifts in product lines took place during this period, with no related notable changes in the product mix.

                                     TABLE 9
                            CONTRIBUTION TO REVENUES
                                 IN PERCENTAGES

                                                Year Ended
                                               December 31
                                            ----------------
                                            1995        1994   Change
                                            ----------------   ------

         By PRIMA Industrie:

                  3D Products                   42.1%   40.7%      1.4
                  Laserwork 2-D Products        27.0    28.8      (1.8)
                  Platino 2-D Products             -       -         -
                  Service and Parts             10.0    12.2      (2.2)

         By PRIMA Electronics:

                  To Atlas Copco                9.0      6.1       2.9
                  To Other Customers            7.0      7.2      (0.2)
                  To PRIMA Industrie            4.9      5.0      (0.1)
                                              -----     -----     ------

                  Total Sales                 100.0%   100.0%        0
                                              =====    ======     =====

Cost of goods sold as a percentage of consolidated revenues improved to 84.4% for the year ended December 31, 1995 from 96.4% in the prior year ended December 31, 1994. This significant decline in cost of goods sold is attributable to (i) the economies of scale achieved as a result of higher net revenues and the amortization of the Company's fixed costs against those higher sales, (ii) increased volume discounts available in the purchase of raw materials, also as a result of the higher net revenues, (iii) significant discounting of sales prices for Products in 1994 as a result of the economic recession in Europe in 1994 and the intense competitive pressures that resulted, and (iv) significant strengthening of the Lit against the DM. The year-to-year comparison resulted in an 18.9% increase from $27.373 million for 1994 to $32.565 million for 1995, attributable solely to the increase in consolidated revenues.

The year ended December 31, 1995 showed a significant reduction in labor and related costs as a percent of costs of goods sold. Materials cost, as a percent of total cost of goods sold, increased accordingly from 1995 to 1996.

                                    TABLE 10
                        COMPONENTS OF COST OF GOODS SOLD
                                  BY PERCENTAGE

                               For the Year
                             Ended December 31
                             -----------------
                              1995        1994        Difference
                              ----        ----        ----------
         Materials            59.5%       53.6%          5.9%
         Labor                18.7        20.8          (2.1)
         Overhead             19.3        21.9          (2.6)
         Depreciation          2.5         3.7          (1.2)
                             -----       -----           ----
              Total          100.0%      100.0%           -0-
                             =====       =====           ====

R&D remained relatively constant comparing the year ended December 31, 1994 with the year ended December 31, 1995, at $.656 million and $.670 million, respectively. As a percentage of consolidated revenues, R&D decreased to 1.7% from 2.3%, respectively, for the same periods. R&D expenses remained relatively low during the periods as a result of the European recession and as part of the Company's program of maintaining rigid cost control policies.

Selling, general and administrative expenses as a percentage of consolidated revenues improved from 14.7% for the year ended December 31, 1994 to 13.6% for the comparable year ended December 31, 1995. This reduction is attributable to the increase in consolidated revenues for the comparable 1994 and 1995 years ended on December 31. On a year-to-year comparison for the year ended December 31, 1995, SG&A increased 19.9% to $5,250 million from $4.165 million in the prior year ended December 31, 1994. This increase in SG&A expenses was attributable to: (i) increases in bad debt expenses and other expenses related to the divestiture of other Company products, (ii) reorganization costs associated with the divestiture of these other Company products, and (iii) provisions for losses occurring in subsidiary operations. Comparing year-to-year increases without the effect of currency translation from Lit to Dollars this increase represents a 23.1% increase from the year ended December 31, 1994 to year ended December 31, 1995.

As a result of the above factors, the Company's operating deficit decreased from $3.798 million in the year ended December 31, 1994 to a profit of $.075 million in the year ended December 31, 1995. Other income and expense increased 40.6% from a net expense of $1.637 million in 1994 to a net expense of $2.302 million for 1995. In addition to the factors mentioned above, this decline was attributable to increased usage of the Company's WCF as a result of cash flow needs to fund operating losses. See "-- Liquidity and Capital Resources." The recapitalization and infusion of cash into the Company in mid 1995 occurred too late in the business cycle to offset this increased usage of the WCF.

Income taxes increased from $.004 million in 1994 to $.043 million in 1995. This increase in income taxes was solely the result of the Company's improved profitability, although the Company continued to be the beneficiary of preferential tax assessments under Italian tax law as a result of loss carry-forwards available at Prima Industrie. Net loss decreased from $5.27 million during the year ended December 31, 1994 to a loss of $2.4 million during the year ended December 31, 1995.


LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its cash requirements through cash flow from operations and by borrowings from banks and government agencies. At September 30, 1997 the Company had outstanding bank and government agency debt of $10.379 million.


Net cash provided by (used in) operating activities was ($.056 million), and ($.265 million), for the nine month period ended September 30, 1997 and for the year ended December 31, 1996, respectively. Cash flow from operations for the nine months ended September 30, 1997 increased by $.209 million compared to the year ended December 31, 1996, primarily due to the collection of large receivables at the beginning of 1997 generated by large sales volume during the fourth quarter of 1996.

Trade accounts receivable, net of allowances, decreased $4.543 million to $16.701 million at September 30, 1997 from December 31, 1996 and increased $3.278 million to $21.244 million at December 31, 1996 from December 31, 1995. Inventories increased $.599 million to $8.548 million at September 30, 1997 from December 31, 1996 anticipating increased 1997 fourth quarter shipments. Inventories decreased $.463 million to $7.949 million at December 31, 1996 from December 31, 1995 reflecting the draw down of stocks resulting from the growth in sales for 1996. Accounts receivable continue to increase due to the normal longer payment terms in Europe, while inventories increase primarily to support the growth in sales.

Cash provided by (used in) investing activities was ($.461 million) for the nine month period ended September 30, 1997 and $.596 million for the year ended December 31, 1996. The increase in cash used for investing activities in the nine months ended September 30, 1997 was primarily attributable to capital expenditures. The increase in cash provided in the year ended December 31, 1996 was generated primarily by the sale of the Company's investment in its Sapri subsidiary.

Capital expenditures were $.211 million and $.231 million in the nine months ended September 30, 1997 and the year ended December 31, 1996 respectively. In general, these expenditures reflect the acquisition of additional manufacturing and research and development equipment.

Cash provided by (used in) financing activities primarily reflects borrowings and payments related to bank and other debt. Cash used in financing activities during the nine months ended September 30, 1997 included advances to an affiliated company to fund costs related to the Company's initial public offering. Cash provided by financing activities was $.253 million for the nine months ended September 30, 1997 as compared to ($.811) million used in the year ended December 31, 1996.

As of September 30, 1997, the Company had lines of credit with 12 different Italian banks totaling $12.804 million, collateralized by the Company's accounts receivable sales contracts. As of December 31, 1996 the Company had drawn down $8.977 million, and as of September 30, 1997, the Company had drawn down $9.118 million, with the draw down amount remaining relatively stable during the nine months period. Wide fluctuations in the usage of the lines of credit are normal throughout the year because the Company's revenues are highly seasonal. The first and third quarters of each year are negatively affected by European holidays during Christmas and New Year's and the month-long summer holiday.

The Company engages in policies designed to minimize the risk of loss (or gain) resulting from fluctuations among foreign currencies. General practices consist of activities such as (1) attempting to make purchases in volumes equivalent to sales in the same foreign currency and (2) financing the sales of products in the same currency in which the sales invoice is denominated. From time to time, the Company engages in currency swaps to: (1) buy at a fixed future date a certain currency needed to settle payments to a supplier at that date, and (2) sell at a fixed future date a certain currency needed to cover the full amount of the receivable.


Currency fluctuations are expected to remain volatile and unstable during the forthcoming periods because of the continued strength of the U.S. economy and the desirability of the Dollar as an international currency. Until the EMU has reached more significant levels of consensus among its membership, European currencies may continue to experience wide fluctuations against the Dollar, as well as against intra-European currencies, as individual European nations attempt reconciliations of their domestic economies to EMU requirements. Historically, the Lit experiences greater fluctuations against the Dollar than against its European counterparts. For so long as the Lit remains volatile against the Dollar and other important trading currencies, the Company will attempt to minimize exposure to exchange rate fluctuations by purchasing non-Italian goods and services in currencies with more favorable exchange rates (e.g., the DM) and to use forward currency purchases to stabilize currency translation volatility.

During the forthcoming periods, the Company expects increasing revenues from non-European sources, particularly the Far East, South America and North America, where pricing can be established under Dollar denominations. This practice will lead to more stable presentations of the Company's financial position in Dollars and less impact from currency translations.


The Company intends to fund significant increases in R&D and marketing expenditures with a portion of the net proceeds of this offering. Similarly, the expenditures for new hardware and software necessary to update management and control systems will be funded by a portion of the net proceeds of this offering. See discussion under "Use of Proceeds."

The allowance for bad debts, as a percentage of amounts receivable at December 31, 1996 decreased significantly due to the removal of the reserve, along with all other assets and liabilities, of Sapri, S.p.A., during 1996. Without the effects of the write-off of the Sapri reserve, the reserve for the year ended December 31, 1996 would have, net of normal write downs, increased as compared to the reserve for the year ended December 31, 1995.

The collection of trade accounts receivable by the Company has historically been slow, conforming to a traditional pattern in the machine tool business in Italy. Collection of accounts receivable, while extended, has remained relatively constant for the past several fiscal periods, at an average of 178 days.


                             HISTORY OF THE COMPANY

The Company was incorporated in Delaware on July 29, 1997. As of the date of this Prospectus, the Company has acquired 99.98% of the outstanding capital stock of Prima Industrie. The Company has acquired, through the holdings of Prima Industrie, approximately 60% of the outstanding capital stock of Prima Electronics. The holding company structure, with the Company, a Delaware corporation, as the parent and Prima Industrie, as its subsidiary, was established to promote the internationalization of the Company's business. Historically, Prima Industrie has focused its marketing and sales efforts in Europe. In order to achieve the objectives set forth in "Business -- Strategy" below, management believes that a presence in the United States is critical. In addition, management believes that a public offering of the Company's securities will be more readily received than one by Prima Industrie because a Delaware corporation is a more familiar corporate entity than an Italian S.p.A. and the Company's presence in the U.S. will facilitate better shareholder relations and communications. There are certain risks associated with a holding company structure (including certain risks peculiar to Italian law), see "Risks of Holding Company Structure" and "Risks of Doing Business in Italy." Management believes these risks are similar to those that a direct shareholder of Prima Industrie would experience.


PRIMA INDUSTRIE

The predecessor of Prima Industrie was Prima Progetti S.p.A. ("Prima Progetti"), an engineering company formed in 1977. Prima Industrie was formed in 1980 and merged with Prima Progetti in October of 1985. The business evolved from assisting in engineering and design of its customers' products to manufacturing its own or customer-designed products. In 1979, Prima Progetti introduced its first 3-D Product for plastic cutting and, in 1982, its first 3-D Product for metal cutting.


In 1985, Amada Co. Ltd. ("Amada"), a large Japanese holding company, invested approximately Lit 8.561 billion in the share capital of Prima Industrie, becoming its largest shareholder and subsequently arranged for term loan financing for Prima Industrie. Prima Industrie began the development of new products for Amada, including a robotic sheet-metal bending machine.

In 1992, Prima Industrie acquired the assets of Laser Work AG, a
Switzerland-based manufacturer of 2-D laser cutting machines. Prima Industrie transferred the manufacturing assets of Laser Work AG from Zurich, Switzerland to Turin, Italy.


In 1993, Prima Industrie transferred to Amada a division dedicated to the development of products for third parties. This division had worked almost exclusively for Amada. In that year, Prima Industrie experienced weak demand for its products, and Europe was in an economic recession. Prima Industrie organized a sales subsidiary in the United States in order to better penetrate the American markets.


In 1994, the relationship with Amada ended, and Prima Industrie determined to concentrate its efforts in a single business sector -- precision laser cutting and welding systems. This determination was based upon its competitive position, the research and development efforts that had produced a complete range of products in this business sector and the potential for growth in this business sector. The discontinuance of business with Amada and losses in its other lines of business, Prima Electronics and Sapri S.p.A., led to a $5.27 million loss in 1994, despite a 50% increase in the sale of the Products. The investment of Prima Industrie in Sapri S.p.A. was written off, as the losses suffered by Sapri were greater than its net capital. Sapri was engaged in the manufacture and sale of arc welding cells and robots, which business was adversely affected by intense competition, industry consolidation, low margins and economic conditions. The loss experienced by Prima Electronics was primarily due to the discontinuance of its work for Amada and a change in products being produced by Prima Electronics.


In 1995, Prima Industrie reached agreement to sell its interest in Sapri to Asea Brown Boveri. The loss experienced in 1994 and the termination of the relationship with Amada resulted in a recapitalization of Prima Industrie in 1995. Amada forgave a Lit 3 Billion loan to Prima Industrie. Amada's participation in the share capital of Prima Electronics was sold to the management of Prima Electronics in exchange for cash. As a condition to cancellation of its loan to Prima Industrie and the renunciation of its share capital, Amada required that the equity in Prima Industrie be reduced to zero or less. It was, therefore, necessary under Italian law for Prima Industrie to attract new equity investments. In March 1995, an agreement was reached among Itainvest S.p.A., formerly known as GEPI - Gestion e Participazion; Industrieli S.p.A., a government-owned merchant bank ("Itainvest"), Gian Mario Rossignolo, Gianfranco Carbonato, Hans Werthen, Cambria Ltd., on behalf of Miojusti Invesments BV, and Prima Industrie to increase the share capital of Prima Industrie to approximately Lit 10.9 billion. See "Management" and "Certain Beneficial Owners" for further information on this entity and these individuals. The parties to this agreement agreed to subscribe for a capital investment of Lit 10.9 billion, of which Itainvest was to invest Lit 5.0 billion. There were certain remaining shareholders holding approximately Lit .228 billion in equity capital.

Itainvest had entered into an agreement with the other subscribing shareholders that permitted those shareholders to require Itainvest to sell its shares in Prima Industrie to those shareholders. As a result of this Offering, Itainvest and the other subscribing shareholders of Prima Industrie have restructured their agreement. Itainvest will retain full ownership of 394,121 of the 1,212,683 shares of Common Stock that it received prior to this Offering and will grant purchase options to each of the subscribing shareholders for the remaining 818,562 shares. Miojusti Investments BV has the right to purchase 424,440 of the remaining shares of Common Stock at any time during the period commencing on the sixth month anniversary of the date of this Prospectus and ending on the one year anniversary of the date of this Prospectus at a price equivalent to a minimum of 4,945 Lit. ($2.91) per share. Messrs. Carbonato, Rossignolo and Werthen have the right to purchase 118,234, 137,944, and 137,944, respectively, of the remaining shares of Common Stock during a two-year period beginning on the second anniversary of the date of this Prospectus. The purchase price for Mr. Carbonato is equivalent to 4,125 Lit. ($2.43) per share. The purchase price for Messrs. Rossignolo and Werthen is equivalent to a minimum of 4,945 Lit. ($2.91) per share.

In 1996, the sale of Sapri S.p.A. to Asea Brown Boveri was completed. Prima Industrie also introduced a new 2-D precision cutting and welding system, the Platino. In July 1997, Prima Industrie received ISO 9001 certification. Also in July 1997, Prima Industrie licensed certain of its 2-D Product technology to Strippit, Inc. for the manufacture and sale of those Products in North America. See "Business -- Licensing."


PRIMA ELECTRONICS


Prima Electronics was organized in 1978 as a controlled company of Prima Progetti, manufacturing industrial process controls. In 1990, Prima Electronics entered into an agreement with Atlas Copco to supply regulators and drives pursuant to Atlas Copco's specifications. The agreement provides for pricing and quantity requirements, which are adjusted periodically. The agreement was extended in 1996 through December 31, 2001. In 1994, Prima Industrie's Products were equipped with new numeric controls, under the trade name APRIMACH,@ which were developed by Prima Electronics. In December, 1997, Prima Electronics received ISO 9001 certification.


                                    BUSINESS

GENERAL


The Company is one of the leading international providers of software-controlled, robotic, precision laser cutting and welding systems. The Company designs, manufactures and sells 2-D Products that cut and weld shapes on a flat surface, and 3-D Products that trim, punch, slot and weld shaped or profiled materials. The Company's Products are used in automotive prototype development and the manufacture of consumer durable goods. The Company's customers include major European and North American automotive manufacturers, such as BMW, Fiat, Ford, Chrysler, Mercedes-Benz, Nissan, Peugeot, Renault and Volvo. They are also used by Tier One suppliers for the manufacture of automotive components that are incorporated into the vehicles sold by these manufacturers. Prima Industrie and Prima Electronics are ISO 9001 certified.


The Company believes that it has a leading position in the market for the manufacture and sale of 3-D precision laser cutting and welding systems. The Company's advantages are based on proprietary processes and technologies for automated robotic systems that integrate traditional machine tool equipment with laser, laser optics and computer technology. These robotic systems utilize electronic process control systems that interface with CAE/CAD/CAM software to convert engineering designs into instructions for machinery operations.

The Company, through Prima Electronics, its majority-owned subsidiary, designs and manufactures state-of-the-art software and hardware-based industrial process controls for the Company's equipment and for other industrial equipment manufacturers. Industrial process controls function as the "brains" of the machinery, directing all aspects of its operations. Prima Electronics' primary outside customer is Atlas Copco, one of the world's leading suppliers of power generation and pneumatic equipment.

The Company sells its Products to manufacturers of consumer durable goods such as automobiles, trucks, appliances, farm implements and aircraft for use in producing components that are incorporated into such manufacturer's finished products. The Company believes that manufacturers in other industries tend to follow the lead of the automotive industry in choosing manufacturing methods. Accordingly, the Company has traditionally focused, and will continue to focus, its marketing efforts on the automotive industry.

MARKET


The Company's primary market for its 3-D Products is the automotive industry. Currently there are 40 automotive manufacturers throughout the world, of which 20 are widely recognized. Of the 20 primary automotive suppliers, 8 control approximately 50% of the worldwide market. Industry sources project that, by 2015, an additional 160 assembly plants will be constructed outside Europe, the United States, and Japan. This represents an increase of 80% over the current 200 assembly facilities worldwide. Moreover, these sources further indicate that, by the year 2015, vehicle consumption in Europe, the United States and Japan, which currently account for half of the world sales of automobiles, will slip to approximately 34% of worldwide consumption. As a result, major automotive manufacturers will accelerate the construction of assembly operations outside of these territories. These new plants will be equipped with advanced factory automation systems, potentially including those provided by the Company, in place of traditional manufacturing and assembly technologies. Therefore, the Company expects vigorous demand for its Products in developing markets, as well as accelerating demand within Europe and the United States as older assembly operations are retrofitted, relocated or replaced.


The Company expects that decision making for the purchase of capital equipment for use in worldwide assembly operations will remain highly centralized. Furthermore, the primary automotive manufacturers have reduced their Tier One suppliers to approximately 1,000 vendors each, down from approximately 25,000 each ten years ago. Therefore, it is expected that the Company's sales and marketing efforts will be focused on a limited number of manufacturers' headquarter operations and Tier One suppliers, resulting in a more efficient sales and marketing organization.

THE AUTOMOTIVE FABRICATION PROCESS

Automotive components have traditionally been produced through an assembly line process utilizing tool and die equipment. Under the traditional method, raw material is stamped or pressed into the basic shape through the use of a die that is constructed to form the appropriate shape in the material. After the basic shape has been formed, additional dies, along with various mechanical machine tools, are used to stamp, cut, slot, punch and trim the appropriate details into the component.

Although the purchase of a die for component production represents a large capital expenditure, the duration of its use is limited because it must be constructed to stamp particular shapes or details. When the style of a component changes, a new die must be constructed to reflect the new shape and details of the component. In response to this problem, manufacturers have begun to use laser cutting systems, such as those produced by the Company, to replace the mechanical tool and die technology traditionally used to punch, cut, slot and trim appropriate details into automotive components after the stamping or pressing of the initial shape. Because laser cutting systems may be reprogrammed to cut different patterns, there is no need to purchase a new die each time the style of a component changes. Thus, a manufacturer is not forced to undertake large capital expenditures each time it wishes to make changes to the details of a component.

While the ability to generate different patterns and shapes makes laser cutting technology more cost-effective than traditional tool and die technology, its use has been limited primarily to prototype development and limited production runs, due to the inability of laser cutting systems to cut components at the same speed as a mechanical die. In addition, the available laser cutting systems products have not been designed to be installed within an assembly line for full production runs.

PROTOTYPE DEVELOPMENT. The initial stage of manufacturing a component involves the development of a prototype for testing and marketing purposes. During this process, the automotive manufacturer and Tier One supplier may produce several different versions of the prototype in succession, each version containing refinements suggested by tests run on the earlier versions. It is cost-prohibitive to use dies in producing these prototypes because a new die would have to be constructed for each successive version of the prototype. Thus, the prototype development process traditionally has involved metal-working by hand or with small machine tools. The advent of laser technology, however, has greatly increased the precision and efficiency with which prototypes can be manufactured. The use of the laser avoids the natural imperfections that result from metal working by hand or by conventional tool and die technology. Moreover, because the laser can interface directly with CAE/CAD/CAM, there is no danger of translation errors that may occur when the CAE/CAD/CAM design is converted into cutting instructions. In addition, because the laser's cutting instructions are stored in its computer operating system, it can be used to create duplicates of the prototype without significantly increasing costs.

PRODUCTION. Following the manufacturer's approval of the prototype, full scale production of the component begins. Traditionally, this process commences with the casting of one die to stamp the basic shape of the component into the sheet metal and additional dies to stamp the necessary details into the basic shape. As discussed above, re-programmable laser cutting and welding systems may be used to perform the precision cutting and finishing functions traditionally performed by dies in a more cost-efficient manner. However, the use of laser cutting systems as a replacement for tool and die technology in the precision cutting and finishing stages of manufacturing has been limited to relatively low volume production runs.

The Company believes that certain trends in the manufacturing industry are causing an increasing emphasis on lower volume production runs and a decreasing emphasis on the speed of precision cutting and finishing. These trends include:
(i) the decentralization of the production of components that make up a finished product among a wider array of factories as a result of manufacturers' increased reliance on the outsourcing of component production; (ii) the shift towards just-in-time production methods and away from the stockpiling of partially finished goods; (iii) the acceleration of the rate of change in a product's internal components from one year's model to the next; and (iv) the use of a larger number of small components in the design of a finished product. The Company believes that this increasing emphasis on lower volume production runs and decreasing emphasis on speed will result in continued increases in the demand for laser cutting and welding systems, such as those produced by the Company, as replacements for tool and die systems in the precision cutting and finishing stages of manufacturing.

The advantages of laser cutting and welding technology over traditional tool and die technology for production operations include the following:

         o laser systems produce more precise structural configurations without the imperfections inherent in tool and die applications, resulting in fewer rejects and more efficient assembly operations;

         o the automotive industry is producing lighter and more fuel efficient vehicles because of cost considerations and government mandates and, as a result, automotive manufacturers are utilizing formed steel and composite profiles that cannot be processed by conventional tool and die technology; and

         o because of the integration of CAE/CAD/CAM technologies within the Company's Products, interruptions in the production process caused by design errors are minimized, resulting in better assembly fits of component parts and enhanced structural integrity of the vehicle.

PRODUCTS

The Company sells both 2-D and 3-D Products. 2-D Products cut and weld shapes on a flat surface, while 3-D Products trim, punch, slot and weld objects on a three-dimensional basis. The Company's Products are based upon high-power carbon dioxide lasers.

The term "laser" is an acronym for "light amplification by the simulated emission of radiation." A laser converts energy into an intense beam of light comprised of a single or limited number of wavelengths. A laser beam may be strong enough to cut sheet metal or may be sensitive enough to perform eye surgery.

THREE-DIMENSIONAL LASERS. The Company produces two 3-D Products -- the Rapido 5 model and the Optimo model. Both models utilize a flying optics system pursuant to which the material to be cut remains stationary while the laser head moves to the appropriate position for cutting. Both models are equipped with a five-axis laser head, which permits profile cutting, i.e., cutting on three-dimensional, rather than flat, materials. Both models have an industrial process control system developed by Prima Electronics, which allows for the machine to either interface with CAE/CAD/CAM software or be controlled by off-line, manual instructions. In addition, both machines can store instructions in memory for future repetitions. The laser head of the Rapido 5 is controlled by a fully retracting arm, while the laser head of the Optimo is controlled by a gantry structure which allows longer strokes than the fully retracting arm of the Rapido. In the gantry structure, the laser head is suspended from a spanning frame that is supported by four corner poles. The Optimo model is designed to process large automobile body parts and to provide cutting and trimming to large areas. The Optimo permits laser cutting and welding to five sides of the piece (i.e., front, back, right, left, and top). The Optimo is the Company's highest priced product because it requires more expensive installation and on-site commissioning. The retracting arm of the Rapido 5 is a cantilever structure that does not support as much weight as the Optimo does. The term "cantilever" refers to the retracting arm which is supported at only one end. The cantilever structure of the Rapido 5 permits laser cutting and welding to four sides of the work piece (i.e., front, right, left, and top).

TWO DIMENSIONAL LASERS. The Company produces two 2-D Products - the Platino model and the Laserwork Gold model. Both models utilize a flying optics system. Both models have an industrial process control system developed by Prima Electronics, which allows the machine to either interface with CAE/CAD/CAM or be controlled by off-line, manual instructions. In addition, both machines can store instructions in memory for future repetitions. The laser head of the Platino is controlled by a cantilevered arm that extends over the work area. The laser head moves along this arm in accordance with instructions and the arm itself moves over the work area, with the laser head remaining at all times perpendicular to the cutting surface. The laser head of Laserwork Gold is controlled by a gantry structure. The same distinctions between the cantilever and gantry structures as discussed above apply to the Platino and the Laserwork Gold models.


NEW PRODUCT DEVELOPMENTS. As described above under "Market," the Company anticipates greater demand for its Products; however, its 3-D Products must undergo certain design changes to meet the requirements of the production environment. The Company will embark on its "Laser On-Line" development program to produce a family of production-oriented 3-D Products. The 3-D product family, named "Laser-Gate," will consist of a high speed cutting and welding system of integrated units.

INDUSTRIAL CONTROLS

Prima Electronics manufactures industrial controls. Prima Industrie uses these controls in its Products to instruct the laser head as to the specific tasks to be completed as well as the laser settings.

Prima Electronics also produces regulators and drives for Atlas Copco pursuant to a supply agreement extending through 2001. The specifications and technology for these products were developed by Prima Electronics, but are owned by Atlas Copco, and Prima Electronics manufactures these products solely for Atlas Copco's use in its products. The supply agreement provides for the maintenance of rigorous quality standards.


QUALITY

Prima Industrie and Prima Electronics have each obtained certification as being in compliance with International Organization for Standardization (ISO) 9001. The ISO is a worldwide federation of national standards bodies, one from each of over one hundred countries. ISO 9000 standards, of which ISO 9001 is a part, are basic rules for quality systems, that ensure that a supplier has the capability to produce the required goods or services and to meet fully customer expections. ISO 9000 standards were developed to establish a common set of universally accepted quality standards, especially for international trade. The procedure for attaining certification is for the applicant to evaluate and revise its quality procedures against the requirements of the applicable standard, e.g., ISO 9001. The applicant presents its revised quality procedures to the national standards body for its country. Representatives of the national standards body assess the procedures and the applicant's operations prior to certification. Certain countries or business sectors may not accept products or services from businesses without such certification. Series ISO 9001 provides certification for companies that design, manufacture, install or service products. The certification means that the production processes of Prima Industrie and Prima Electronics incorporate quality practices, disciplines and checks and balances on a fully documented basis.

BACKLOG

At September 30, 1997, the Company had orders for 16 Products with a value of Lit 10.906 billion or approximately $6.317 million. This compares to a backlog of Lit 8.304 billion, or approximately $5.441 million, on September 30, 1996, consisting of 10 units.


STRATEGY

The Company's goal is to exploit its technological superiority to become the leading international provider of fully integrated robotic systems for the precision cutting and finishing stages of the manufacturing process. The Company also intends to become a recognized supplier of industrial process controls for the machine tool industry. The following discussion summarizes the major aspects of the Company's corporate strategy:

         o Enhance the Company's Products for Use in Higher Volume Production Environments. The Company believes that there is a trend in the manufacturing industry towards lower volume production runs. This trend favors the use of laser cutting and welding systems over tool and die technology for the precision cutting and finishing stages of the manufacturing process as a method of reducing production costs per unit. The Company expects to take advantage of this trend by enhancing its Products for use in a production environment as part of its "Laser-On-Line" development program. Through this program, the Company will modify its Products to make them better able to withstand the rigors of a full production run and will add automated loading and unloading systems to allow the Products to be integrated into an assembly line.

         o Maintain and Expand its Current Market Share in 2-D and 3-D Products Through Aggressive Global Marketing. The Company intends to maintain its current share of the market for both 2-D and 3-D Products through aggressive global marketing and sales promotion. Marketing initiatives will include exhibits at major machine tool exhibitions throughout the world, extensive marketing and promotional efforts to introduce new products and key account promotions.

         o Market Prima Electronics' Industrial Process Controls Through Worldwide Distribution Channels. The Company intends to leverage the experience of Prima Electronics in providing industrial controls to Prima Industrie and Atlas Copco by independently marketing its state-of-the-art industrial process control products through electronic and electrical distribution channels worldwide. While initial marketing efforts will focus on machine tool companies, management believes that its industrial control products, both hardware and software, can be utilized by virtually all flexible manufacturing, automated production and assembly, automated material handling, welding, and process control system suppliers.

         o Develop, as a Discrete Profit Center, Comprehensive Warranty and Service, Training and Support, Preventive Maintenance Programs and Upgrades for the Company's Products. The Company expects these programs to increase its competitive position in both the 2-D and 3-D markets by establishing a corporate reputation for quality and service. Accordingly, the Company intends to expand its direct support infrastructure worldwide and expand its field service and support. The establishment of these activities will entail recruiting and training qualified personnel, identifying qualified independent service organizations and building effective and highly trained organizations that can provide service to customers in various countries in their assigned regions.

         o Expand the Licensing of its Technology for the Manufacture and Sale of the Company's 2-D Products Outside Europe. The Company will seek more licensing partners for its 2-D equipment. The Company has entered into a license agreement with Strippit for the manufacture and sale of products using the technology for the Platino product. Moreover, the Company has executed a license agreement with a licensee in China for the Company's 2-D Products, subject to the approval of the government of the People's Republic of China. See "Business -- Licensing." Assuming the requisite approvals are obtained, the revenues generated from this licensing program will significantly increase total revenues. Moreover, this program will allow the Company to take advantage of purchasing economies of scale because subassemblies purchased by licensees from the Company's outside suppliers will be included in the calculation of the Company's volume discounts. Finally, the Company expects this program to increase its sales of 3-D Products by requiring licensees to refer customers interested in such products to the Company.

         o Achieve Vertical and Horizontal Integration Through Strategic Acquisitions and Joint Ventures. Following this Offering, the Company will seek to expand its operations through strategic acquisitions throughout the world. In pursuing strategic acquisitions, the Company will attempt to achieve both vertical integration, through the acquisition of critical material suppliers (e.g., laser and auxiliary equipment suppliers), and horizontal integration, through the acquisition of complementary businesses and products. In addition, the Company may enter into joint ventures pursuant to which a local manufacturer will join with the Company to provide products to the automotive industry in the region.


RESEARCH AND DEVELOPMENT

The Company believes it has achieved a technology leadership position in the 3-D Products market by investing heavily in research and development and by developing higher performance products and satisfying the needs of its customers. The Company intends to continue to invest heavily in research and development; however, the Company's development programs do not involve the authorship of any new technology. The Company already utilizes Intel Pentium based hardware and Microsoft Windows and Windows NT based software; accordingly, off-line interfaces are easily specified and developed. Prima Electronics has developed automatic loading and unloading sequences and conveying equipment, and these devices and technology are also readily available from third party suppliers. For the Company, adapting automotive "prototyping" equipment to the production environment involves only the refinement of existing bodies of technology to a different manufacturing environment. In 1994, 1995, and 1996, the Company spent, net of grants received, $.656 million, $.670 million, and $1.329 million respectively. The Company received R&D grants of $.042 million in 1994, $.231 million in 1995, and $.199 million in 1996. For the year ending December 31, 1997, the Company expects R&D expense to approximate expenditures in 1996.

COMPETITION

The Company currently has four significant competitors in the market for 3-D laser-cutting and welding systems, including Trumpf of Germany; Mazak and NTC, both located in Japan; and Lumonics, Inc., a U.S. supplier of YAG based laser cutting and welding products. With the exception of Lumonics, all of these companies are larger than the Company and have access to greater financial, technical and other resources than the Company. Although the Company believes that these competitors are not yet supplying technically equivalent laser cutting products, the Company believes that these companies will aggressively seek larger positions in the 3-D market. To remain competitive, the Company believes that it will be required to manufacture and deliver products to customers on a timely basis and without significant defects and that it will also be required to maintain a high level of investment in research and development and in sales and marketing. In addition, the market for 3-D laser cutting and welding equipment is still small and developing, and there can be no assurance that larger competitors with substantially greater financial resources, including manufacturers of 2-D laser products and other manufacturers of industrial lasers will not attempt to enter the market.


Competition in the 2-D laser cutting and welding industry is intense, characterized by large, multi-national corporations with significantly more resources than the Company. The competition has achieved their successes primarily as a result of their participation in the conventional machine tool stamping and cutting industry. The Company enjoys no significant technological advantage over the competitors in the 2-D marketplace; however, the Company maintains competitive, state-of-the-art products, and has achieved, maintained and extended its participation in the 2-D market place without the benefit of complementary product lines or sales resources.


LICENSING


The Company has begun licensing the technology for manufacture of 2-D Products in territories outside Europe. The first licensing agreement was reached in July 1997, with Strippit for the manufacture and sale of products using the technology for the Platino Product. The agreement provides for an exclusive sales territory limited to North America with a non-exclusive license for the rest of the world, excluding Asia. The license agreement provides for an up-front royalty payment with additional payments per machine sold, subject to a minimum royalty payment during the period ending on December 31, 1999. Strippit is also required to furnish to the Company information regarding potential purchases of 3-D Products.

The Company has executed the China License with Beijing Machinery and Electricity Institute for the manufacture and sale in China of the Company's 2-D Laserwork Product, subject to the approval of the government of the People's Republic of China. The China License has a term of five (5) years commencing with the approval by the government and grants a non-exclusive license for the manufacture and sale of the Laserwork Product in China. The China License requires an initial payment for the License and royalty payments based upon net sales of the Products.


EMPLOYEES


As of September 30, 1997, the Company employed 207 people on a full-time basis, including 20 in sales offices outside Italy. The Company believes that its relations with its employees are good. None of the employees is covered by a collective bargaining agreement. See "Risk Factors --Dependence on Key Personnel."


MANUFACTURING


Prima Industrie's manufacturing activities consist of assembly, integration and testing. These activities are performed in a 72,000 square foot facility in Turin, Italy. In order to focus on its core technology, leverage the expertise of its key suppliers and respond more efficiently to customer demand, the Company has outsourced some of its machining operations on certain structural subassemblies. During the fourth quarter of 1997, the Company will finalize a transaction with Macromeccanica pursuant to which it will sell certain equipment used to manufacture parts for its Products to Macromeccanica. The Company will enter into a requirements contract pursuant to which Macromeccanica will supply such parts to the Company. Upon consummation of the transaction with Macromeccanica, the Company will no longer machine the frame and structure components of its Products. With the exception of smaller machining on the laser head and other small parts, Prima Industrie will focus its manufacturing activities primarily on assembly operations, beginning in January 1998. In the event Macromeccanica is unable to satisfy quality standards or production quantities, Prima Industrie will experience temporary delivery problems until other machining subcontractors can be retained, which subcontractors are readily available to Prima Industrie.


At present, the production capacity of Prima Industrie is approximately 100 machines per year, and it is operating at 70% of capacity. In the event that sales increases as a result of the Company's strategic initiatives, the Company intends to commence assembly operations in North American and Asia at the appropriate time.

FACILITIES


Prima Industrie's headquarters and manufacturing facilities are housed in a 72,000 square foot building located in Collegno, Turin, which Prima Industrie leases under a lease expiring in 2002. Prima Electronics' headquarters and manufacturing facilities are housed in a 33,850 square foot building located in Moncalieri, Turin, which Prima Electronics leases under a lease expiring in 1998. Upon expiration of the lease in 1998, Prima Electronics will acquire the facility with the final payment under the lease. The Company maintains its U.S. headquarters at 447 S. Sharon Amity Road, Suite 250, Charlotte, North Carolina. Prima Industrie also leases various office spaces in France, The United Kingdom, Spain, and the United States either directly or through wholly owned subsidiaries.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


The executive officers and directors of the Company, who have served in such capacities since the Company was incorporated on July 29, 1997 unless otherwise indicated, and their ages as of November 30, 1997, are as follows:


         NAME                  AGE                        POSITION
Gian Mario Rossignolo           67       Chairman of the Board of
                                         Directors

James R. Currier, Sr.           51       President, Chief Executive
                                         Officer and Director

Gianfranco Carbonato            52       Executive Vice President, Chief
                                         Operating Officer and Director

Giovanni Ciamaroni              52       Vice President Sales and Marketing and
                                         Director

Michael H. Gilbert              56       Vice  President  Finance  and
                                         Administration,Chief  Financial
                                         Officer, Secretary and Treasurer(1)

Mario Mauri                     47       Director

Hans Lennart Oscar Werthen      82       Director

Pio Pellegrini                  51       Director(2)

---------------

(1) Mr. Gilbert was elected to serve in the positions shown above effective October 1, 1997.

(2) Mr. Pellegrini was elected to serve as a member of the Board of Directors of the Company on October 15, 1997.

The number of members of the Board of Directors is set at nine and there are seven directors currently serving. After the closing of this Offering, the Board of Directors intends to elect Mr. W. Edwin McMahan and Mr. Michael A. Almond to fill these vacancies. Mr. McMahan, age 53, and Mr. Almond, age 48, have agreed to accept the election and to serve on the Board, provided that acceptable directors' and officers' liability insurance is in place and appropriate indemnification agreements with the Company are obtained. It is anticipated that Messrs. McMahan and Almond will serve as independent directors of the Company and on the Compensation and Audit Committees of the Board of Directors, but they have not participated in the affairs of the Company or, in any way, in the preparation of this Prospectus.

The executive officers and directors of Prima Industrie and their ages as of November 30, 1997, are as follows:

         NAME                   AGE                        POSITION

Gianfranco Carbonato             52       Managing Director and Chief  Executive
                                          Officer

Gian Mario Rossignolo            67       Chairman of Board of Directors

Mario Mauri                      47       Director

Hans Lennart Oscar Werthen       82       Vice Chairman of Board of Directors

Alberto Delle Piane              50       Deputy General Manager

The executive officers and directors of Prima Electronics and their ages as of November 30, 1997, are as follows:


         NAME              AGE                      POSITION

Domenico Peiretti           47     Managing Director and Chief Executive Officer

Gianfranco Carbonato        52     Chairman of Board of Directors

GIAN MARIO ROSSIGNOLO, a founder of Prima Industrie, has served as Chairman of Prima Industrie since July 1995. Prior to that he served as its Vice President from July 1, 1985, to February 9, 1995. Mr. Rossignolo serves as a member or chairman of the Board of Directors of seventeen European companies, including Electrolux Zanussi S.p.A., Atlas Copco Italia S.p.A., Perstop S.p.A., Sanitari Pozzi and Consortium, Ericsson S.p.A., SKF Industrie S.p.A., and SKF, Incorporated. SKF Incorporated is traded on the National Market System of the NASDAQ Stock Market, Inc.

JAMES R. CURRIER, SR., served as President of Apogee Robotics, Inc. ("Apogee"), from October 1994 to June 1997. Apogee filed in December 1994, a petition under Chapter 11 in the United States Bankruptcy Court for the District of Colorado. On June 17, 1997, the proceeding was converted to a Chapter 7 case. From August 1994 to present, Mr. Currier has also served as Secretary and Treasurer of Currier Properties, Inc., a commercial real estate company. From February 1987 to November 1992, Mr. Currier served as Executive Vice President of NDC Automation, Inc., a publicly held factory automation company.


GIANFRANCO CARBONATO has served as Chief Executive Officer and Managing Director of Prima Industrie since June 7, 1985. Mr. Carbonato was General Manager of Prima Progetti from July 1977 until its merger with Prima Industrie in May 1984. Mr. Carbonato has also served as President of Prima Electronics since April 1995.

GIOVANNI CIAMARONI has served as Managing Partner of Rimex GmbH, a technology broker since 1993 and as a business consultant since 1991. Mr. Ciamaroni was a founder and served as Chairman of the Board of Directors and Chief Executive Officer from 1974 to July 1991 of Logosystem S.p.A., a company involved in computer integrated manufacturing.

MICHAEL H. GILBERT is a certified public accountant and from May 1986 to September 1997, was a shareholder, officer and director of Hitchner, Whitt & Co., P.A., a firm of certified public accountants in Charlotte, North Carolina.

MARIO MAURI has served as a Director of Prima Industrie since 1995. He has also served as Chairman of the Board of Directors and Chief Executive Officer of Cambria Ltd. since 1990. Cambria Ltd. is a private merchant bank regulated by IMRO headquartered in London.

HANS LENNART OSCAR WERTHEN has served as Vice Chairman of the Board of Directors of Prima Industries since October 1995. Mr. Werthen is retired and serves as Honorary Chairman of the Board of Directors of AB Electrolux. Prior to retirement, Mr. Werthen served as Chairman of the Board of Directors of Electrolux from 1991 to 1993.

PIO PELLEGRINI has served as Manager of Itainvest, a government owned investment firm, from May 1982 to present.

DOMENICO PEIRETTI has served in various management capacities with Prima Electronics since November 1987. In the period from 1986 to 1996, he served as Vice-President of Prima Electronics. Since October 1987, he has served as General Manager of Prima Electronics. Since April 1995, he has also served as Managing Director of Prima Electronics.

ALBERTO DELLE PIANE has served as Deputy General Manager and Director of Sales for Prima Industrie since January 26, 1994. From January 1989 to January 1994, he served as Director of the Laser Division of Prima Industrie.

W. EDWIN MCMAHAN is a nominee for election as a director after consummation of this Offering. Mr. McMahan has served since 1974 as Chief Executive Officer of Little & Associates Architects, an architectural firm based in Charlotte, North Carolina and as President of McMahan-Carver Properties, Inc., an affiliated real estate development company.


MICHAEL A. ALMOND is a nominee for election as a director after consummation of this Offering. Mr. Almond is an attorney and has been a member of the law firm of Parker, Poe & Adams and Bernstein, LLP, since March 1, 1984. Mr. Almond has specialized in the practice of international law, representing U.S. businesses overseas and foreign businesses in the U.S.

DIRECTOR COMPENSATION

Members of the Company's Board of Directors who are employed by the Company, Prima Industrie, Prima Electronics or affiliates do not receive compensation for their services as directors. All other directors receive $10,000 per year, plus expenses.

BOARD COMMITTEES

Upon completion of this Offering, the Board will have two standing committees, the Compensation Committee and the Audit Committee. The Compensation Committee will be responsible for reviewing the compensation of executives of the Company and recommending changes to the Board. The Compensation Committee also will administer The PRIMA International Group, Inc. 1997 Stock Incentive Plan. The Compensation Committee will be composed of Messrs. McMahan and Almond.

The Audit Committee will be responsible for meeting periodically with representatives of the Company's independent certified public accountants to review the general scope of audit coverage, including consideration of the Company's accounting practices and procedures and systems of internal controls, and will report to the Board with respect thereto. The Audit Committee also will recommend to the Board the appointment of the Company's independent auditors. The Audit Committee will be composed of Messrs. McMahan and Almond.

EXECUTIVE COMPENSATION

The following table sets forth in summary form information concerning the compensation awarded to, earned by, or paid for services rendered to Prima Industrie or Prima Electronics in all capacities during the year ended December 31, 1996, by (i) the Chief Executive Officer of each entity and (ii) the most highly compensated executive officers of either entity whose salary and bonus for such year exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE
                            ANNUAL COMPENSATION(1)(2)

NAME AND PRINCIPAL                                             OTHER ANNUAL
     POSITION           YEAR   SALARY($)      BONUS($)        COMPENSATION($)

Gianfranco Carbonato    1996  268,824(3)         --                   (4)
CEO Prima Industrie     1995  170,588(3)         --                   (4)
                        1994  161,765(3)         --                   (4)

Alberto Delle Piane     1996  126,471(3)     17,647(5)                (4)
                        1995  123,529(3)     17,647(5)                (4)
                        1994   97,059(3)     17,647(5)                (4)

Domenico Peiretti       1996  127,647            --                   (4)
CEO Prima Electronics   1995   85,882            --                   (4)
                        1994   79,412            --                   (4)

---------------

(1) All compensation paid in this table was denominated in Italian lire, but has been converted to U.S. dollars at the exchange rate of 1700 Lire to the dollar. On October 6, 1997, the exchange rate among banks selling in amounts of $1 million or more as published by the Wall Street Journal was 1722.15 Lira to the dollar.


(2) Prima Industrie and Prima Electronics do not have incentive compensation plans or make any form of payouts or awards under long term compensation plans.

(3) Included in salary are amounts paid to Messrs. Carbonato and Peiretti as managing director or director fees for Prima Industrie and Prima Electronics.

(4) The Chief Executive Officer and each Named Executive Officer receive perquisites and other personal benefits, however, the aggregate amount is less than ten percent (10%) of the total salary and bonus shown in the table.

(5) Mr. Delle Piane receives a discretionary bonus based upon performance as determined by the Managing Director of Prima Industrie, Mr. Carbonato.

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with Messrs. Currier, Ciamaroni, Carbonato and Gilbert. The employment agreements with Messrs. Currier, Ciamaroni and Carbonato are subject to ratification by the Compensation Committee prior to taking effect. Each employment agreement has an initial term of three years and contains certain covenants regarding the employee's right to compete with the Company following the termination of his employment (the "Non-Compete Covenants"). Messrs. Currier, Ciamaroni and Carbonato will each receive a base salary of $250,000 per year, while Mr. Gilbert will receive a base salary of $150,000 per year. In addition, Mr. Currier is entitled to receive a payment equal to three times his total compensation for the previous year upon termination of his agreement after a change in control of the Company. Messrs. Currier and Ciamaroni will also receive payments of $250,000 and $150,000, respectively, in January of 1998 for entering into the Non-Compete Covenants. Messrs. Carbonato and Gilbert will not receive any additional compensation for entering into the Non-Compete Covenants. A portion of Mr. Carbonato's salary will be paid by Prima Industrie. Under each of these agreements, non-qualified stock options have been granted as described below.

1997 STOCK INCENTIVE PLAN

The shareholders of the Company have adopted an incentive compensation plan entitled "The PRIMA Group International, Inc. 1997 Stock Incentive Plan" (the "Plan"). The purpose of the Plan is to reward and provide incentives for executive officers, key employees, non-employee directors and consultants by providing them with an opportunity to acquire equity interests in the Company, thereby increasing their personal interest in the success of the Company. The purpose of the Plan is also to retain the services of executive officers and key employees as well as to assist in attracting new executive officers and key employees. The maximum number of shares authorized to be issued under the Plan is 675,000 shares of Common Stock and the maximum number of shares underlying awards that can be granted to an individual employee in a calendar year is 150,000 shares of Common Stock.


As of the date of this Prospectus, an aggregate of 350,000 shares of Common Stock had been reserved under the Plan through the exercise of non-qualified stock options. The following table sets forth information regarding the outstanding options under the Plan:


                            Shares of
                          Common Stock
                           Underlying      When         Exercise
Participant                Options(1)  Exercisable(2)   Price (3)
-----------               ------------ --------------   ---------

James R. Currier, Sr.          30,000  1st anniversary      120%
                               30,000  2nd anniversary      130%
                               40,000  3rd anniversary      140%

Gianfranco Carbonato           30,000  1st anniversary      120%
                               30,000  2nd anniversary      130%
                               40,000  3rd anniversary      140%

Giovanni Ciamaroni             30,000  1st anniversary      120%
                               30,000  2nd anniversary      130%
                               40,000  3rd anniversary      140%

Michael H. Gilbert             20,000  1st anniversary      105%
                               15,000  2nd anniversary      120%
                               15,000  3rd anniversary      140%

---------------

(1) The grants have been made in aggregate totals of 100,000 to Messrs. Currier, Carbonato and Ciamaroni and 50,000 to Mr. Gilbert. The table sets forth the installments as they became exercisable.

(2) The stock options vest and become exercisable on the indicated anniversary dates of this Offering.

(3) The exercise price on date of grant will be the indicated percentage of the Offering Price.

The Plan permits the granting of stock options, including incentive stock options ("ISOs") as defined under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and non-qualified stock options ("NQSOs") which do not qualify as ISOs.

The Plan is administered by the Compensation Committee, which has the sole and complete authority to select the employees (including executive officers), directors and consultants who will receive options under the Plan. The Compensation Committee has the authority to determine the number of stock options to be granted to eligible individuals, whether the options will be ISOs or NQSOs and the terms and conditions of the options (which may vary from grantee to grantee). The Compensation Committee determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than ten years from the date the option becomes vested. The number of shares available under the Plan and the exercise price of the options granted thereunder are subject to adjustment by the Compensation Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate actions.

The Compensation Committee also has the authority under the Plan to grant Stock Appreciation Rights ("SARs") to participants. SARs confer on the holder a right to receive, upon exercise, the excess of the fair market value of one share on the date of exercise over the grant price of the SAR as specified by the Committee, which price may not be less than 100% of the fair market value of one share on the date of grant of the SAR. The grant price, term, methods of exercise, dates of exercise, methods of settlement and any other terms and conditions of any SAR are determined by the Committee.

The Board of Directors may discontinue, amend, or suspend the Plan in a manner consistent with the Plan's provisions or existing agreements, provided such changes do not violate the federal or state securities laws.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND RELATED MATTERS

The Company's Articles of Incorporation limit the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions which involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of the General Corporation Law of Delaware). The Company's Bylaws provide that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company, except where such director or officer is finally adjudged to have been derelict in the performance of his duties in such capacity. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At the present time, there is no pending material litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened material litigation or proceeding which may result in a claim for such indemnification.

INDEMNIFICATION AGREEMENTS

The Company has entered into indemnification agreements or employment agreements with each of its directors and executive officers pursuant to which the Company is obligated to indemnify such individuals to the fullest extent permitted by law including certain liabilities and claims arising under the Securities Act.

                            CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of December 18, 1997, and as adjusted reflect the sale of the Shares offered hereby, by (i) each person with address who is not an executive officer or director of the Company and who is known by the Company own beneficial more than five percent (5%) of the Company's outstanding stock, (ii) each Named Executive Officer, (iii) each of the Company's directors and (iv) all current directors and executive officers as a group. Except as indicated in the footnotes to this table, the person named in the table has sole voting and investment powers with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

Directors, Executive Officers          Shares Beneficially
    & 5% Shareholders(1)                   Owned(2)                Percentage(3)

Itainvest (5)
Via Del Serafico
Rome, Italy                                 1,212,683                    25.3%

Miojusti Invesments BV (3)(5)
3105 Stravinsky Laan Amsterdam
The Netherlands                               405,036                     8.4%

Gian Mario Rossignolo(5)                      422,657                     8.8%

James R. Currier, Sr.                         150,000                   3.125%

Gianfranco Carbonato(5)                       199,643                    4.16%

Giovanni Ciamaroni                            150,000                   3.125%

Michael H. Gilbert                                  0                       0%

Mario Mauri (3) (4)                             405,036                   8.4%

Hans Werthen(5)                               405,036                     8.4%

All directors and executive
officers as a group
(seven persons)                             1,732,372                    36.1%
---------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment powers with respect to all the shares of common stock shown as beneficially owned by them.

(2) For purposes of this table, the number of outstanding of the Company's Common Stock is 4,800,000.

(3) Pursuant to the Over-Allotment Option, the Underwriters have an option to purchase all, but not less than all, of 120,000 Shares from Miojusti, solely for the purpose of covering over-allotments, if any. The Selling Shareholder will only sell Shares in the Offering if the Over-Allotment Option is exercised. See "Underwriting."

(4) Cambria 1990 Ltd. Partnership and Demercroft Holding N.V. hold 97.75% and 2.25%, respectively, of the outstanding capital stock of Miojusti. The general partner of Cambria 1990 Ltd. Partnership is Cambria Ltd. Cambria 1990 Ltd. Partnership's limited partners are Cambria 1990 Exempt Trust (an entity owned 50% by Candover Investments p.l.c. and 50% by West Midland Authorities Pension Fund), Candover Investments p.l.c. and Kleinwort Benson Investment Trust Ltd. In addition, Demercroft Investments Ltd. is a special limited partner of Cambria. Mario Mauri, a director of the Company, is the Chairman of Cambria Ltd. and, accordingly, may be deemed to beneficially own the shares of Common Stock held by Miojusti.

(5) Not including the right to acquire a portion or all of the 818,562 shares of Common Stock held by Itainvest S.p.A. See discussion under "History of the Company -- Prima Industrie."


                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 14,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value.

The following summary of certain rights and preferences of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation, which are included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law.

COMMON STOCK

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

At September 30, 1997, 3,000,000 shares of Common Stock were outstanding and held of record by 12 stockholders.

PREFERRED STOCK

Pursuant to the Company's Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly, with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. Upon the completion of this Offering, there will be no shares of Preferred Stock outstanding. The Company has no plans to issue any of the Preferred Stock. See "Risk Factors -- Charter and Bylaw Provisions; Availability of Preferred Stock for Issuance."

                          TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Stock are American Securities Transfer & Trust, Inc.


                         SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for the Common Stock of the Company and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.


Upon completion of this Offering, the Company will have 4,800,000 shares of Common Stock outstanding, assuming no exercise of the Over-Allotment Option. Of these shares, the 1,800,000 shares sold in this Offering will be freely tradable without restriction or registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining 3,000,000 shares of outstanding Common Stock are deemed "Restricted Shares" under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of two years after the date of this Prospectus without the prior written consent of the Underwriters and the Company; provided, that the Underwriters will waive the restrictions contained in such agreements, on a pro rata basis to all parties subject to such agreements, if the Company undertakes a public offering or private placement of Common Stock and the underwriter or placement agent for such public offering or private placement agrees that the shares of Common Stock for which such restrictions are waived will be sold as part of the orderly distribution of securities to be sold in such public offering or private placement. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from Registration under Rules 144, 144(k) or 701 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, those 3,000,000 Restricted Shares will be available for sale in the public market in the Public market without the consent of the Company or Chatfield Dean & Co. upon expiration of their respective two-year holding periods.

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this Offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least one year, including a person who may be deemed an Affiliate, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company (approximately 48,000 shares after giving effect to this Offering) or the average weekly trading volume of the Common Stock on the National Market System of the NASDAQ Stock Market, Inc. during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice, and the availability of current public information about the Company. A person who is not an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least one year, would be entitled to sell such shares immediately following this Offering without regard to the volume limitations, manner of sale provisions, or notice or other requirements of Rule 144 of the Securities Act.


No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales might occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement, the Underwriters named below, for whom Chatfield Dean & Co. are serving as Representatives, have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:


                                                               NUMBER
                NAME                                         OF SHARES

        Chatfield Dean & Co.                                  _________

                  TOTAL                                       1,800,000


The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Shares of Common Stock offered hereby (other than the shares covered by the Over-Allotment Option) if any are taken.


The Underwriters initially propose to offer part of the Shares of Common Stock offered hereby directly to the public at the Offering Price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $ ____ per share under the Offering Price. The Underwriters intend to offer Shares to the public and to certain dealers and institutions in the United States and in Europe, principally Italy, Switzerland, France and the United Kingdom. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $ ____ per share to other Underwriters or to certain other dealers.

The Company and the Selling Shareholder have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase all, but not less than all, of an additional 150,000 Shares from the Company and 120,000 Shares from the Selling Shareholder to cover over-allotments, if any, at the same price per Share as the initial 1,800,000 Shares to be purchased by the Underwriters. In the event that the Over-Allotment Option is exercised and the Selling Shareholder does not deliver the Shares to be sold by it pursuant to the Over-Allotment Option, or otherwise fails to satisfy any condition to closing, the Company will sell additional Shares equal in amount to the number of Shares that were to be sold by the Selling Shareholder pursuant to the Over-Allotment Option. The Selling Shareholder will not sell any shares in the Offering unless the Over-Allotment Option is exercised. To the extent that the Underwriters exercise the Over-Allotment Option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional Shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such Shares only to cover over-allotments made in connection with the Offering.

The Company, the Selling Shareholder and the Underwriters have each agreed to indemnify the other parties against certain liabilities, including liabilities under the Securities Act.


Subject to certain limited exceptions, the Company has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers in whole or in part, the economic risk of ownership of the Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Chatfield Dean & Co.


In connection with this Offering, the Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 270,000 shares of Common Stock, by exercising the Over-Allotment Option. In addition, the Underwriters may impose "penalty bids" whereby they may reclaim from each other (or any dealer participating in the Offering) for their account, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for their account in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

The Company has agreed to sell to the Representative, for a purchase price of $100.00, a warrant to purchase shares of Common Stock at 150% of the Offering Price. The total number of shares of Common Stock that may be purchased on the exercise of the Underwriters' Warrant will be equal to 10% of the number of shares sold in this Offering, excluding shares sold as part of the Over-Allotment Option. Pursuant to the Underwriters' Warrant, the Underwriters have been granted certain "piggyback" registration rights with respect to the shares of Common Stock underlying such warrant. Such registration rights expire seven (7) years after the effective date of this Offering. The Underwriters' Warrant will be nonexercisable for a period of 12 months following the date of this Prospectus and will thereafter be exercisable during the next succeeding four-year period. During the term of the Underwriters' Warrant, the Underwriters may transfer a portion or all of the Underwriters' Warrant to such Underwriters' officers or partners. The Underwriters' Warrant may not be sold, transferred, assigned or hypothecated at any time, other than to officers or partners of the Underwriters or members of the selling group.

The Company has a financial consulting agreement with the Representative pursuant to which the Representative will provide the Company with services, including advising the Company in connection with possible acquisitions, stockholder relations (including the preparation of the annual report), long-term financial planning, corporate reorganization, expansion and capital structure and other financial assistance. The consulting agreement has a term of one year commencing at the completion of this Offering. The agreement states that the Representative will be paid a consulting fee of $40,000, which will be paid upon the consummation of this Offering.


Prior to this Offering, there has been no public market for the Common Stock. Consequently, the Offering Price will be determined through negotiations among the Company and the Representative. Among the factors considered in such negotiations will be the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations and financial performance, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of this Offering and the market prices of publicly traded common stocks of comparable companies in recent periods.

                                  LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Rayburn, Moon & Smith, P.A., Charlotte, North Carolina. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Dorsey & Whitney LLP, Denver, Colorado.

                                     EXPERTS

The financial statements of the Company as of September 30, 1997 and for the period from inception to September 30, 1997 and the consolidated financial statements of Prima Industrie as of December 31, 1994, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Hein + Associates, LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1, including amendments thereto, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

The Company intends to furnish its stockholders annual reports containing consolidated financial statements audited by its independent auditors.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                       THE PRIMA GROUP INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                    PAGE

PRO FORMA COMBINED FINANCIAL INFORMATION

INTRODUCTION ........................................................................................................F-2

PRO FORMA COMBINED BALANCE SHEET - September 30, 1997................................................................F-3

PRO FORMA COMBINED STATEMENT OF OPERATIONS - For the Year Ended December 31, 1996....................................F-4

PRO FORMA COMBINED STATEMENT OF OPERATIONS - For the Nine Months Ended September 30, 1997............................F-5

NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION....................................................................F-6

THE PRIMA GROUP INTERNATIONAL, INC.

INDEPENDENT AUDITOR'S REPORT.........................................................................................F-7

BALANCE SHEET - September 30, 1997...................................................................................F-8

STATEMENT OF STOCKHOLDERS' EQUITY - For the Period from Inception (July 29, 1997)

         to September 30, 1997.......................................................................................F-9

STATEMENT OF CASH FLOWS - For the Period from Inception (July 29, 1997)

         to September 30, 1997......................................................................................F-10

NOTES TO FINANCIAL STATEMENTS.......................................................................................F-11

PRIMA INDUSTRIE S.P.A.

INDEPENDENT AUDITOR'S REPORT........................................................................................F-13

CONSOLIDATED BALANCE SHEETS - As of September 30, 1997 (Unaudited), and December 31, 1996

         and 1995...................................................................................................F-14

CONSOLIDATED STATEMENTS OF OPERATIONS - For the Nine Months Ended September 30, 1997

         and 1996, (Unaudited) and for the Years Ended December 31, 1996, 1995, and 1994............................F-15

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - For the Period from January 1, 1994 to September 30, 1997 (Unaudited)..........................................................................F-16

CONSOLIDATED STATEMENTS OF CASH FLOWS - For the Nine Months Ended September 30, 1997

         and 1996 (Unaudited), and for the Years Ended December 31, 1996, 1995, and 1994............................F-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................................................................F-19



                       THE PRIMA GROUP INTERNATIONAL, INC.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

The Prima Group International, Inc. (PRIMA) has entered into a subscription agreement with the shareholders of Prima Industrie S.p.A. (Prima Industrie) whereby, prior to the effective date of Prima's public offering, PRIMA will acquire substantially all of the outstanding shares of Industrie in exchange for 2,700,000 shares of PRIMA.

For accounting purposes, the acquisition of Industrie will be accounted for as a recapitalization of Prima Industrie, with no goodwill or other intangibles recorded, as PRIMA has no operations and the shareholders of Prima Industrie will have effective control of the combined entity.

The accompanying unaudited pro forma balance sheet combines the September 30, 1997 balance sheets of Prima Industrie and PRIMA as if the transaction had occurred on that date.

The accompanying unaudited pro forma statements of operations combine the operations of Prima Industrie and PRIMA for the year ended December 31, 1996 and the nine months ended September 30, 1997, as if the transaction had occurred as of the beginning of the periods presented. PRIMA had no operations during these periods.

These statements are not necessarily indicative of future operations or the actual results that would have occurred had the transaction been consummated at the beginning of the periods indicated.

The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements and notes thereto, included elsewhere in this document.



                                           THE PRIMA GROUP INTERNATIONAL, INC.

                                            PRO FORMA COMBINED BALANCE SHEET

                                                   SEPTEMBER 30, 1997

                                             (IN THOUSANDS OF U.S. DOLLARS)

                                                       (UNAUDITED)

                                                                            PRIMA          PRO FORMA          PRO FORMA
                                                             PRIMA        INDUSTRIE       ADJUSTMENTS      COMBINED (a)
                                                            -------      ---------       ------------     ---------------

                                                          ASSETS
                                                         -------

CURRENT ASSETS:

    Cash and cash equivalents                            $   9              $216           $   -               $   225
    Trade accounts receivable, net of allowance of
         $350 (unaudited), $426, and $772, respectively      -             16,701              -                16,701
    Other accounts receivable                                -              3,367                                3,367
    Inventories                                              -              8,548                                8,548
    Other                                                    -                466                                  466
                                                           ----              ----            ----                  ----
             Total current assets                            9             29,298                               29,307

PROPERTY, PLANT AND EQUIPMENT, net                                         1,343             -                  1,343

DEFERRED OFFERING COSTS                                     91                  -             -                     91

PATENTS AND OTHER INTANGIBLE ASSETS, net                    -                 335             -                    335

INVESTMENTS AND OTHER ASSETS                                -                 743             -                    743

ADVANCES TO AFFILIATE                                       -                 100           (100)(b)                 -
                                                       ---------          --------        ----------            ----------

TOTAL ASSETS                                             $100             $31,819          $(100)              $31,819
                                                      ===========       ==========       ===========          ===========



                                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of notes payable and
         long-term debt                                  $   -           $ 9,601            $ -                  $   9,601
    Accounts payable                                         -             9,272              -                      9,272
    Customer deposits                                        -             1,625              -                      1,625
    Other accrued expenses and liabilities                   -             2,971              -                      2,971
    Deferred income                                          -                -               -                         -
    Income taxes payable                                     -               240              -                        240
    Advances from affiliate                                100               -              (100)(b)                    -
                                                         -------        ---------      ------------           --------------
             Total current liabilities                     100            23,709            (100)                   23,709

LONG-TERM DEBT                                               -               778              -                        778

EMPLOYEE TERMINATION ACCRUAL                                 -              2,612             -                      2,612

MINORITY INTEREST                                            -                606             -                        606

STOCKHOLDERS' EQUITY:

    Common stock                                            3                 27              -                        30
    Additional paid-in capital                              -             13,775              -                    13,775
    Foreign currency translation adjustments                -               (269)             -                      (269)
    Common stock subscriptions receivable                  (3)                -               -                        (3)
    Accumulated deficit                                     -             (9,419)             -                    (9,419)
                                                         ------         ----------     ---------           ---------------
             Total stockholders' equity                     -              4,114              -                     4,114
                                                         -------        ---------      ----------          --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $100            $31,819          $(100)                  $31,819
                                                         ========      ===========    ===========          ===============





       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.




                                           THE PRIMA GROUP INTERNATIONAL, INC.

                                       PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                          FOR THE YEAR ENDED DECEMBER 31, 1996

                                             (IN THOUSANDS OF U.S. DOLLARS)

                                                       (UNAUDITED)

                                                                       PRIMA           PRO FORMA         PRO FORMA
                                                       PRIMA         INDUSTRIE        ADJUSTMENTS        COMBINED
                                                       --------   ------------      --------------      -----------
REVENUES:

    Net sales                                         $           $   41,108        $                   $   41,108
    Other operating revenue                                            1,207                                 1,207
                                                       -------      ---------      -----------           ---------
             Total revenues                                           42,315                                42,315

COSTS AND EXPENSES:

    Cost of goods sold                                                34,357                                34,357
    Research and development costs                                     1,329                                 1,329
    Selling, general and administrative
         costs                                                         5,218          783(c)                 6,001
                                                       ----        ---------       ---------             ---------
             Total costs and expenses                                 40,904          783                   41,687
                                                       ----        ---------       ---------             ---------

OPERATING INCOME                                                       1,411                                   628

OTHER INCOME (EXPENSE):

    Interest and other income                                            818                                   818
    Gain on sale of Sapri                                              1,059                                 1,059
    Gain (loss) on foreign exchange                                      215                                   215
    Interest expense                                                  (1,375)                               (1,375)
    Other expenses                                                      (391)                                 (391)
                                                       --------    ---------                              --------
                                                                         326                                   326
                                                       -------     ---------                               -------

INCOME (LOSS) BEFORE
  INCOME TAXES                                                         1,737         (783)                     954

CURRENT INCOME TAXES                                                    (189)                                 (189)

MINORITY INTEREST                                                       (213)                                 (213)
                                                       ---------   ----------      --------                   ----

NET INCOME                                             $              $1,335        $(783)                    $552
                                                       ========    =========        ======                    ====
================================================================== ============= ====================================

================================================================== ============= ====================================
PRO FORMA NET INCOME PER SHARE                         $                $.44                                  $.18
                                                       ========         ====                                  ====
================================================================== ============= ====================================

================================================================== ============= ====================================
PRO FORMA WEIGHTED AVERAGE                                         3,000,000                             3,000,000
                                                       ========   ===========                        =============
  COMMON SHARES OUTSTANDING

================================================================== ============= ====================================



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.




                                           THE PRIMA GROUP INTERNATIONAL, INC.

                                       PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

                                             (IN THOUSANDS OF U.S. DOLLARS)

                                                       (UNAUDITED)

                                                                       PRIMA           PRO FORMA         PRO FORMA
                                                       PRIMA         INDUSTRIE        ADJUSTMENTS        COMBINED
                                                     --------      ------------    --------------       ----------
REVENUES:

    Net sales                                     $                $   29,688     $                   $   29,688
    Other operating revenue                                               341                               341
                                                  ----                -------       ----------           -------
             Total revenues                                            30,029                             30,029

COSTS AND EXPENSES:

    Cost of goods sold                                                 24,353                             24,353
    Research and development costs                                        977                                977
    Selling, general and administrative
         costs                                                          4,025         587 (c)              4,612
                                                -------           ---------        ---------            --------


             Total costs and expenses                                  29,355         587                 29,942
                                                  ----             ----------        ---------           ---------

OPERATING INCOME                                                          674                                 87

OTHER INCOME (EXPENSE):

    Interest and other income                                             313                                313
    Gain on sale of Sapri                                                   -                                  -
    Gain (loss) on foreign exchange                                       (46)                               (46)
    Interest expense                                                     (855)                              (855)
    Other expenses                                                          -                                  -
                                                  ----              ---------                               -----
                                                                         (588)                              (588)
                                                  ----                   ----                               ----

INCOME (LOSS) BEFORE
  INCOME TAXES                                                             86        (587)                  (501)

CURRENT INCOME TAXES                                                     (243)                              (243)

MINORITY INTEREST                                                        (201)                              (201)
                                                  ----                   ----        ----                   ----

NET INCOME (LOSS)                                 $                     $(358)      $(587)                 $(945)
                                                  =======               =====       =====                  =====
================================================================== ============= ====================================

================================================================== ============= ====================================
PRO FORMA NET INCOME (LOSS)                                                                                 (.32)
                                                                                                        =========
  PER SHARE                                       $                     $(.12)                             $
                                                  =======              =======                          =========
================================================================== ============= ====================================

================================================================== ============= ====================================
PRO FORMA WEIGHTED AVERAGE                                          3,000,000                          3,000,000
                                                  ====              =========                          =========
  COMMON SHARES OUTSTANDING

================================================================== ============= ====================================





       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                       THE PRIMA GROUP INTERNATIONAL, INC.

                NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION

(a) To reflect the exchange of 2,700,000 shares of PRIMA common stock for substantially 100% of the outstanding shares of Prima Industrie. No entry is required as this transaction will be accounted for as a recapitalization of Prima Industrie, and the equity section of the historical financial statements has been recast to reflect the recapitalization.

(b)   To eliminate intercompany balances.

(c) To reflect compensation expense pursuant to employment agreements with the officers of PRIMA.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
The PRIMA Group International, Inc.
Charlotte, North Carolina

We have audited the accompanying balance sheet of The PRIMA Group International, Inc. (a development stage enterprise) as of September 30, 1997, and the related statements of stockholders' equity and cash flows for the period from inception July 29, 1997 through September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The PRIMA Group International, Inc. as of September 30, 1997, and its cash flows for the period from inception July 29, 1997 through September 30, 1997, in conformity with generally accepted accounting principles.

HEIN + ASSOCIATES LLP

Denver, Colorado
December 18, 1997

                       THE PRIMA GROUP INTERNATIONAL, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET
                                ($ IN THOUSANDS)



                                                                                    SEPTEMBER 30,          PRO FORMA
                                                                                        1997               UNAUDITED
                                                                                                           (Note 4)

                                              ASSETS

CURRENT ASSETS:
     Cash                                                                         $   9
DEFERRED OFFERING COSTS                                                              91
TOTAL ASSETS                                                                      $ 100
                                                                                  =====


                               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES -
     Advances from affiliate                                                      $ 100
COMMITMENTS (Notes 3 and 4)
STOCKHOLDERS' EQUITY:
     Preferred stock, .01 par value, 1,000,000 shares authorized, no
           shares issued                                                          -                     $-
     Common stock, .01 par value, 14,000,000 shares authorized,
           300,000 shares issued and outstanding, 3,000,000 shares pro
           forma                                                                      3                    30
     Additional paid-in capital                                                   -                     13,775
     Common stock subscriptions receivable                                           (3)                -
     Foreign currency translation adjustments                                     -                      (269)
     Accumulated deficit                                                          -                     (9,419)
                                                                                  -----                 ------
                  Total stockholders' equity                                      -                     4,117
                                                                                  -----                 -----

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 100
                                                                                  =====





              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                       THE PRIMA GROUP INTERNATIONAL, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                        STATEMENT OF STOCKHOLDERS' EQUITY
       FOR THE PERIOD FROM INCEPTION (JULY 29, 1997) TO SEPTEMBER 30, 1997

                                ($ IN THOUSANDS)



                                                                                                         Total
                                             Common Stock         Subscriptions      Accumulated     Stockholder's
                                          Shares       Amount      Receivable          Deficit          Equity
BALANCES, July 29, 1997                 -            $-              $-                $-               $-

     Issuance of common stock           300,000          3               (3)            -                -
     Net loss                           -            -                -                 -                -
                                        -----        -----           ------            ------           --

BALANCES, September 30, 1997            300,000      $   3           $   (3)           $-               $-
                                        =======      =====           ======            ======           ==






              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                       THE PRIMA GROUP INTERNATIONAL, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF CASH FLOWS

       FOR THE PERIOD FROM INCEPTION (JULY 29, 1997) TO SEPTEMBER 30, 1997
                                ($ IN THOUSANDS)



CASH FLOWS FROM FINANCING ACTIVITIES:

     Advances from affiliate                                                               $ 100
     Increase in deferred offering costs                                                     (91)
                                                                                           -----
           Net cash provided by financing activities                                           9
                                                                                           -----

NET CHANGE IN CASH                                                                             9

CASH, beginning of period                                                                      -
                                                                                           -----
CASH, end of period                                                                        $   9
                                                                                           =====






              SEE ACCOMPANYING NOTES TO THESE FINANCIAL STATEMENTS.

                       THE PRIMA GROUP INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS


1.   NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

     NATURE OF OPERATIONS - The PRIMA Group International, Inc. ("PRIMA" or the "Company") was formed on July 29, 1997 for the purpose of acquiring substantially all of the outstanding common stock of Prima Industrie S.p.A. (Prima Industrie). The Company has had no operations through September 30, 1997.

     USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     INCOME TAXES - The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     DEFERRED OFFERING COSTS - Direct costs incurred by the Company in connection with its proposed initial public offering have been deferred, and will be charged against the proceeds of the offering when completed. Should the offering not be completed, such costs will be charged to expense.

2.   ADVANCES FROM AFFILIATE:

     Advances from affiliate represents non-interest bearing advances from Prima Industrie. These advances have been used to pay costs associated with the Company's proposed initial public offering.

3.   COMMITMENTS:

     STOCK OPTION PLAN - The Company has proposed a 1997 Stock Incentive Plan, under which 675,000 shares will be authorized for future issuance. The Company has agreed to grant a total of 350,000 options under

                       THE PRIMA GROUP INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

     the plan to three officers of the Company and an officer of Prima Industrie. Following is a summary of options to be granted under the plan:

                                                      Weighted Average
                                   When                  Exercise
 Number of Shares              Exercisable(1)             Price(2)

20,000                        1st Anniversary              105%
90,000                        1st Anniversary              120%
15,000                        2nd Anniversary              120%
90,000                        2nd Anniversary              130%
15,000                        3rd Anniversary              140%
120,000                       3rd Anniversary              140%
-------                                                    ---

350,000                                                    135%
=======                                                    ===

           ------------------------
           (1)The stock options will vest and become exercisable upon anniversary dates of the public offering.
           (2)The exercise price will be a percentage of the public offering price.

     EMPLOYMENT AGREEMENTS - The Company has agreed to enter into employment agreements with three officers, effective upon closing of the proposed public offering. These agreements call for salaries of $250,000, $250,000, and $150,000, respectively, per year for a period of three years. Two of the officers will also receive payments of $250,000 and $150,000, respectively, in 1998 for entering into non-compete covenants under their employment agreements. These payments are subject to a three-year vesting period.

     OFFICE LEASE - The Company has entered into an office sublease with an entity owned by an officer and his spouse, for the period from October 1, 1997 to June 30, 1999. The lease provides for monthly payments of $1,805 commencing December 1997 through June 1998 and $1,895 commencing July 1998 through June 1999. It also provides for additional rent of $800 per month for office furniture and equipment.

4.   SUBSEQUENT EVENTS:

     The Company has entered into a letter of intent with an underwriter for an initial public offering (IPO) of 1,800,000 shares of common stock. The Company has also agreed to enter into a subscription agreement with the stockholders of Prima Industrie, whereby prior to the closing of the IPO, the Company would exchange 2,700,000 shares of stock for substantially 100% of the outstanding shares of Prima Industrie. The unaudited pro forma financial information presented on the face of the accompanying balance sheet reflects the issuance of these shares in exchange for the net equity of Prima Industrie as of September 30, 1997. This transaction will be accounted for as a recapitalization of Industrie in a manner similar to a reverse acquisition, in which the transaction is treated as the issuance of stock by Prima Industrie for the net assets of PRIMA, and no goodwill or other intangibles will be recorded.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prima Industrie S.p.A.
Turin, Italy

We have audited the accompanying consolidated balance sheets of Prima Industrie S.p.A. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Prima Industrie S.p.A. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

HEIN + ASSOCIATES LLP

Denver, Colorado
October 7, 1997

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                                     September 30,             DECEMBER 31,
                                                                         1997               1996            1995

                                                                      (Unaudited)

                                                         ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                                           $   216             $   585        $   804
    Trade accounts receivable, net of allowance of $350
         (unaudited), $426, and $772, respectively                       16,701              21,244         17,966
    Other accounts receivable                                             3,367               3,127          3,970
    Inventories                                                           8,548               7,949          8,412
    Prepaid expenses and other current assets                               466                 872            130
                                                                           ----                ----           ----
             Total current assets                                        29,298              33,777         31,282

PROPERTY, PLANT AND EQUIPMENT                                            7,011                7,612          7,583
    Less accumulated depreciation                                       (5,668)              (5,966)        (5,679)
                                                                        ------               ------         ------
             Property, plant and equipment, net                          1,343                1,646          1,904

PATENTS AND OTHER INTANGIBLE ASSETS, net                                   335                  339            239

INVESTMENTS AND OTHER ASSETS                                               743                  590          1,843

ADVANCES TO AFFILIATE                                                      100                    -              -
                                                                        ------                -----        -------

TOTAL ASSETS                                                           $31,819              $36,352        $35,268
                                                                       =======              =======        =======



                                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

    Current portion of notes payable and long-term debt               $   9,601         $   10,276        $10,331
    Accounts payable                                                      9,272             12,721         11,206
    Customer deposits                                                     1,625                506          1,726
    Other accrued expenses and liabilities                                2,971              3,210          4,183
    Deferred income                                                           -                559            230
    Income taxes payable                                                    240                185             32
                                                                         ------             ------         ------
             Total current liabilities                                   23,709             27,457         27,708

LONG-TERM DEBT                                                              778                948          1,347

EMPLOYEE TERMINATION ACCRUAL                                              2,612              2,655          2,663

MINORITY INTEREST                                                           606                548            319

COMMITMENTS AND CONTINGENCIES (Notes 2 and 12)

STOCKHOLDERS' EQUITY:

    Common stock, .01 par value, 14,000,000 shares

         authorized, 2,700,000 shares issued and outstanding                 27                 27             27
    Additional paid-in capital                                           13,775             13,775         13,775
    Foreign currency translation adjustments                               (269)                 3           (175)
    Accumulated deficit                                                  (9,419)            (9,061)       (10,396)
                                                                        --------          ----------      -------
             Total stockholders' equity                                   4,114              4,744          3,231
                                                                        --------          ----------      -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $31,819             $36,352       $35,268
                                                                        =======             =======       =======
=========================================================================================================================


       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                    FOR THE
                                               NINE MONTHS ENDED                     FOR THE YEARS ENDED
                                                 SEPTEMBER 30,                          DECEMBER 31,
                                        ------------------------------  -----------------------------------------
                                             1997            1996           1996            1995           1994
                                        --------------  --------------  -------------  --------------   ---------
                                                  (Unaudited)
REVENUES:

    Net sales                             $    29,688    $    26,052    $    41,108    $    37,356    $    27,774
    Other operating revenue                       341            915          1,207          1,204            622
                                        --------------  --------------  -------------  --------------   ---------
             Total revenues                    30,029         26,967         42,315         38,560         28,396

COSTS AND EXPENSES:

    Cost of goods sold                         24,353         22,177         34,357         32,565         27,373
    Research and development costs                977            970          1,329            670            656
    Selling, general and administrative
         costs                                  4,025           3,421         5,218          5,250          4,165
                                        --------------  --------------  -------------  --------------   ---------
             Total costs and expenses          29,355         26,568         40,904         38,485         32,194
                                        --------------  --------------  -------------  --------------   ---------

OPERATING INCOME                                  674            399          1,411             75         (3,798)

OTHER INCOME (EXPENSE):

    Interest and other income                     313            496            818            776            508
    Gain on sale of Sapri                        --            1,059          1,059           --             --
    Gain (loss) on foreign exchange               (46)             1            215           (618)          (165)
    Interest expense                             (855)          (911)        (1,375)        (2,460)        (1,978)
    Other expenses                               --             --             (391)          --               (2)
                                        --------------  --------------  -------------  --------------   ---------
                                                 (588)           645            326         (2,302)        (1,637)
                                        --------------  --------------  -------------  --------------   ---------

INCOME (LOSS) BEFORE
  INCOME TAXES                                     86          1,044          1,737         (2,227)        (5,435)

CURRENT INCOME TAXES                             (243)          (100)          (189)           (43)            (4)

MINORITY INTEREST                                (201)          (196)          (213)          (130)           169
                                        --------------  --------------  -------------  --------------   ---------

NET INCOME (LOSS)                         $      (358)   $       748    $     1,335    $    (2,400)   $    (5,270)
                                        ==============  ==============  =============  =============   ===========

PRO FORMA NET INCOME (LOSS)
  PER SHARE                               $      (.12)   $       .25    $       .44    $     (1.19)   $     (2.34)

PRO FORMA WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING                 3,000,000      3,000,000      3,000,000      2,021,000      2,254,000
                                        ==============  ==============  =============  =============   ===========



       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE PERIOD FROM JANUARY 1, 1994 TO SEPTEMBER 30, 1997

                         (IN THOUSANDS OF U.S. DOLLARS)




                                                                                              Foreign
                                                                              Additional     Currency                       Total
                                                                COMMON STOCK    Paid-In     Translation   Accumulated  Stockholders'
                                                       Shares      Amount       Capital     Adjustments     Deficit        Equity
BALANCES, January 1, 1994                            2,032,605       $ 20         $5,186       $(111)      $(2,726)       $2,369

    Shares canceled                                 (1,903,111)       (19)          19        -              -              -
    Foreign currency translation adjustments                                                    185                           185
    Net loss                                             -             -            -            -          (5,270)        (5,270)
                                               -----------------------------------------------------------------------------------

BALANCES, December 31, 1994                            129,494          1        5,205           74         (7,996)        (2,716)

    Forgiveness of debt from stockholder                 -          -            1,860        -              -              1,860
    Common shares issued                             2,570,506         26        6,710        -              -              6,736
    Foreign currency translation adjustments             -          -            -             (249)         -               (249)
    Net loss                                             -          -            -            -             (2,400)        (2,400)
                                               -----------------------------------------------------------------------------------

BALANCES, December 31, 1995                          2,700,000         27       13,775         (175)       (10,396)         3,231

    Foreign currency translation adjustments             -          -            -              178          -                178
    Net income                                           -          -            -            -              1,335          1,335
                                               -----------------------------------------------------------------------------------

BALANCES, December 31, 1996                          2,700,000         27       13,775            3         (9,061)         4,744

    Foreign currency translation adjustments
           (unaudited)                                   -          -            -             (272)             -           (272)
    Net loss (unaudited)                                 -          -            -            -               (358)          (358)
                                               -----------------------------------------------------------------------------------

BALANCES, September 30, 1997 (Unaudited)             2,700,000       $ 27         $13,775      $(269)      $(9,419)       $4,114
                                               ==================================================================================





       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)



                                                     FOR THE
                                                 NINE MONTHS ENDED                    FOR THE YEARS ENDED
                                                   SEPTEMBER 30,                          DECEMBER 31,
                                             ---------------------------   -------------------------------------
                                                   1997           1996          1996           1995         1994
                                             -------------  ------------   -----------   ------------   --------
                                                      (Unaudited)

CASH FLOWS FROM OPERATING
  ACTIVITIES:

    Net income (loss)                          $   (358)          $748      $   1,335       $(2,400)       $(5,270)
    Adjustments to reconcile to cash from
      operating activities:
      Depreciation and amortization                 341            356            745           839            742
      (Gain) loss on sale of assets, net              -         (1,059)          (708)          (40)         -
      (Gain) loss on foreign exchange                46             (1)          (215)          618            165
      Changes in:
           Receivab1es                            1,733          5,206         (1,214)       (5,159)          (261)
           Inventory                             (1,462)           225            933           434         (1,316)
           Other assets                             316           (415)          (736)          168          1,032
           Account payable, accrued
            liabilities, and customer deposits     (771)        (4,698)          (929)        3,523          2,593
           Deferred income                         (505)          (275)           317           228            -
           Taxes payable                             76             97            151            32            -
           Employee termination accrual             242           (253)          (156)          (80)           308
           Minority interest                        117            195            212           177           (283)
           Other                                    169              2             -              -            -
              Net cash provided by (used in)
                 operating activities               (56)           128           (265)       (1,660)        (2,290)

CASH FLOW FROM INVESTING
  ACTIVITIES:

     Payments for property, plant and
       equipment                                   (211)         (263)           (231)       (1,452)         (200)
     Additions to patent and other intangibles      (32)            -            (288)          (49)         (149)
     Proceeds from sale of property, plant
       and equipment                                  -           140              52           647           657
     Additions to investments and other
       assets                                       (218)        (359)             -             -             -
     Proceeds from sale of investments                -           640            1,063          325            -
               Net cash provided by (used in)      ------        -----           -----          ---           ----
                 investing activities               (461)         158              596         (529)          308


       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.


                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                   (CONTINUED)




                                                     FOR THE
                                                NINE MONTHS ENDED                     FOR THE YEARS ENDED
                                                    SEPTEMBER 30,                          DECEMBER 31,
                                           ---------------------------       -------------------------------------
                                               1997             1996             1996           1995         1994
                                           -------------    ------------     -----------   ------------   --------
                                                    (Unaudited)

CASH FLOWS FROM FINANCING
  ACTIVITIES:
    Net changes in short-term debt                317           (996)           (384)       (2,398)         1,095
    Additions to long-term debt                   290            354             565           620          1,758
    Repayments of long-term debt                 (254)          (462)           (992)       (1,683)        (2,592)
    Advances to affiliate                        (100)            -               -            -              -
    Proceeds from issuance of common
      stock                                       -               -               -          6,469            -
              Net cash provided by (used in)    ------          ------         -----        ------         ------
                 financing activities             253           (1,104)        (811)         3,008            261

EFFECT OF EXCHANGE RATE CHANGES
 ON CASH AND CASH EQUIVALENTS                    (105)              38          261           (635)          (177)
                                                ------          ------         -----        ------         ------
NET CHANGE IN CASH AND CASH
 EQUIVALENTS                                     (369)           (780)        (219)            184         (1,898)

CASH AND CASH EQUIVALENTS
 beginning of period                              585             804          804             620          2,518
                                                ------          ------         -----        ------         ------
CASH AND CASH EQUIVALENTS,
 end of period                                   $216            $24          $585            $804           $620
                                                ------          ------         -----        ------         ------
SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest                                                     $1,421          $2,603         $1,945

  Cash paid for income taxes                                                    325              11              4

Non-cash investing and financing
  activities-

Forgiveness of debt by stockholder                                                            1,860





                           SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.


                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

                  1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

                      NATURE OF OPERATIONS - Prima Industrie S.p.A. ("Prima Industrie" or "the Company") manufactures software-controlled, robotic laser cutting and welding systems. The Company, through Prima Electronics S.p.A. (Prima Electronics), a 60% owned subsidiary, also designs and manufactures electronic industrial process controls for its own equipment and for other industrial equipment manufacturers. The Company's manufacturing operations are located in Turin, Italy, and its customers include major automotive manufacturers in Europe and North America.

                      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

                      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

                      USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

                      EARNINGS PER SHARE - Earnings per share is based on the weighted average number of shares outstanding. All share and per share data has been restated to reflect the exchange of the existing shares for 2,700,000 shares of the Prima Group International, Inc. as described in Note
                      15. Pursuant to Staff Accounting Bulletin No. 64, the Company has included in pro forma weighted average shares for all periods 300,000 shares of Prima Group issued within one year of the proposed public offering.

                      CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                      INVENTORIES - Inventories are stated at the lower of cost or market, determined by the average cost method.

                      PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 4 to 10 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

                      IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the carrying value of property, plant and equipment, intangibles, investments, and other long-lived assets when facts and circumstances indicate that the carrying amount of an asset may not be recoverable. In such an instance, if the estimated future

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

                      undiscounted cash flows are less than the carrying amount, impairment is recorded based on an estimate of future discounted cash flows.

                      PATENTS AND OTHER INTANGIBLE ASSETS - Patents and other intangible assets are amortized on the straight-line method over their estimated useful life of 5 years.

                      INVESTMENTS IN DEBT AND EQUITY SECURITIES - Debt securities are generally classified as held to maturity due to their short-term nature and the fact that they are pledged as collateral for a loan. Held to maturity securities are carried at cost, which approximates fair value. Equity securities are classified as available for sale, and are carried at estimated fair value. Unrealized gains or losses are included in retained earnings. Realized gains or losses are included in other income.

                      INCOME RECOGNITION - Income related to sales of equipment and parts is recognized upon shipment.

                      OTHER OPERATING REVENUE - Other operating revenue consists primarily of Italian government grants received for completed research and development projects and in the nine months ended September 30, 1997, license fees of approximately $114,000.

                      INCOME TAXES - The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                      EMPLOYEE TERMINATION ACCRUAL - The Company's employees are eligible, immediately upon termination, for severance pay pursuant to Italian law. This entitlement is approximately 1 month's pay for each year of service, adjusted for inflation. The Company accrues a liability for such employee termination obligations, net of applicable advances, as provided by law. The amount accrued at each balance sheet date reflects the aggregate liability for all employees, if terminated. The expense related to this plan was $531,000, $654,000, and $469,000 for 1996, 1995, and 1994, respectively.

                      RESEARCH AND DEVELOPMENT COSTS - Research and development costs, net of grants received from Italian government agencies as reimbursement for current project costs, are charged to operations in the period incurred.

                      FOREIGN CURRENCY TRANSLATION - The Company's functional currency is the Italian lire. Gains and losses from the effects of exchange rate fluctuations on transactions denominated in foreign currencies are included in results of operations. Assets and liabilities of the Company's foreign subsidiaries are translated into Italian lire at period-end exchange rates, and their revenues and expenses are translated at average exchange rates for the period. Translation adjustments are accumulated in a separate com ponent of stockholders' equity until a foreign business is sold or substantially liquidated.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

                      For United States reporting purposes, the financial statements have been translated from Italian lire into U.S. dollars. Assets and liabilities were translated at the exchange rate at the applicable balance sheet date. Revenues and expenses were translated at average exchange rates for the period. All translation effects of exchange rate changes are included as a separate component of stockholders' equity.

                      UNAUDITED INFORMATION - The consolidated balance sheet as of September 30, 1997 and the consolidated statements of operations for the nine month periods ended September 30, 1997 and 1996 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the consolidated financial position of the Company as of September 30, 1997 and the results of operations for the nine months ended September 30, 1997 and 1996.

                      IMPACT OF RECENTLY ISSUED STANDARDS - Statement of Financial Accounting Standards 128, "Earnings per Share" and Statement of Financial Accounting Standards 129, "Disclosure of Information About an Entity's Capital Structure." Statement 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion 15, "Earnings per Share." Statement 128 provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. Statement 129 establishes standards for disclosing information about an entity's capital structure. Statements 128 and 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the consolidated financial statements.

                      Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards 131, "Disclosures About Segments of an Enterprise and Related Information." Statement 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. Statement 131 supersedes Statement of Financial Accounting Standards 14, "Financial Reporting for Segments of a Business Enterprise." Statement 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas, and major customers. Statement 131 defines segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

                      Statements 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Because of the recent issuance

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

                      of these standards, management has been unable to fully evaluate the impact, if any, the standards may have on the future financial statement disclosures. Management believes that the operations of Prima Electronics would presently comprise a separate segment as defined by Statement 131. Results of operations and financial position will be unaffected by implementation of these standards.

                  2.  LIQUIDITY:

                      The Company has incurred net losses in two of the past three years and has had negative cash flows from operations. The Company's working capital needs have been funded primarily through bank lines-of-credit. In order to fund the Company's plans for growth and related research and development expenditures, additional equity or debt funding will be necessary. Management believes that the proceeds of the planned public offering will be adequate for this purpose. If the public offering is not successful, management's plans include pursuing long-term debt financing or changes in the planned rate of growth.

                  3.  OTHER RECEIVABLES:

                      Other receivables consist of the following:

                                                           DECEMBER 31,
                                                      1996              1995
                                                           ($ in 000's)

                  Tax refunds                   $   2,774         $   3,041
                  Other, primarily research and
                    development grants                353               929
                                                -----------------------------
                    Total                       $   3,127         $   3,970
                                                =========         =========
                                                -----------------------------


                  4.   INVENTORIES:

                       Inventories consist of the following:

                                                           DECEMBER 31,
                                                     1996              1995
                                                         ($ in 000's)

                  Raw materials                   $   5,604         $   4,737
                  Work-in-progress                    1,366             1,610
                  Finished goods                        979             2,065
                                                 ------------------------------
                    Total                         $   7,949         $   8,412
                                                  =========         =========

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1997 IS UNAUDITED)


                  5.   PROPERTY AND EQUIPMENT:

                       Property and equipment consists of the following:

                                                             DECEMBER 31,
                                                       1996              1995
                                                             ($ in 000's)

                  Land and leasehold improvements    $   1,084         $   1,053
                  Machinery and equipment                4,819             4,830
                  Office furniture and fixtures          1,709             1,700
                                                     ---------------------------
                    Total                            $   7,612         $   7,583
                                                     =========         =========


                  6.   INVESTMENTS AND OTHER ASSETS:

                       Investments and other assets consist of the following:

                                                                                       DECEMBER 31,
                                                                                 1996              1995
                                                                                       ($ in 000's)
                  Treasury bonds and certificates of deposit                $     590         $     774
                  Investments in and receivables from unconsolidated
                     subsidiaries                                               -                 1,050

                  Other                                                         -                    19
                                                                            ----------------------------
                    Total                                                   $     590         $   1,843
                                                                            =========         =========


                  7.   NOTES PAYABLE AND LONG-TERM DEBT:

                       Notes payable and long-term debt consist of the following:

                                                                                           DECEMBER 31,
                                                                                     1996               1995
                                                                                           ($ in 000's)

                  Borrowings under $2,641,000 bank line-of-credit, with interest
                  at prime plus .5%*, without collateral.                             $   2,864       $2,793


                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)


                                                                                            DECEMBER 31,
                                                                                        1996           1995
                                                                                   -------------   -------------
                                                                                           ($ in 000's)
                  Borrowings under $10,163,000 bank line-of-credit, with interest at prime plus .5% for advances on accounts receivable and
                  prime* for advances on customer orders collateralized by
                  accounts receivable.  Borrowing base is limited to 80% of
                  accounts receivable and 50% of outstanding customer orders.          6,113          6,733

                  Loan from an Italian government agency for research funding, payable in annual installments of approximately $216,000
                  through 1999, plus interest at 4.5% collateralized by
                  investments of $590,000.                                               559              -

                  Borrowings under factoring agreements with a financial
                  institution, with interest at prime*, collateralized by accounts
                  receivable.                                                            935              -

                  Loan from Italian government agency, payable in annual
                  installments of $33,000 from February 1998 through 2007, with interest at 2.1% through February 1998 and 8.37% from
                  February 1998 through 2007, without collateral.                        335            317

                  Obligation under capital lease (Note 11).                              333              -

                  Note payable, collateralized by property and equipment, repaid
                  in 1996.                                                                 -             47

                  Other.                                                                  85          1,788
                                                                                   ---------------------------
                                                                                      11,224         11,678

                  --------------------------------------------------------------------------------------------
                  Less current portion                                               (10,276)       (10,331)
                                                                                   ---------------------------

                  --------------------------------------------------------------------------------------------
                    Total                                                          $     948      $   1,347
                                                                                   =========      =========
                  --------------------------------------------------------------------------------------------

                  ------------------------
                  *Prime was 9.875% at December 31, 1996.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

Aggregate maturities of long-term debt are due as follows:

                   Years Ending
                   December 31,            ($ in 000's)
                   ------------             -----------
                       1997                   $10,276
                       1998                       552
                       1999                       160
                       2000                        33
                       2001                        33
                       Thereafter                 170
                                              -------
                                              $11,224
                                              =======

                  8. DISPOSITION OF SAPRI, S.P.A.:

                       During 1996, the Company sold its interest in Sapri, S.p.A., a 100% owned subsidiary engaged in the manufacture and sale of robotic systems, for approximately $570,000. The sale resulted in a gain of approximately $1,059,000. Sapri had net revenues of approximately $7,200,000 in 1995.

                  9.   RESEARCH AND DEVELOPMENT GRANTS:

                       Government grants for research and development projects are recorded when their realizability is assured. Grants received for current projects are credited to research and development expense. Grants received for completed projects are recorded as other operating revenue. Following is a summary of grants recorded for the periods indicated:

                                                                                  DECEMBER 31,
                                                                                  ------------
                                                                    1996            1995            1994
                                                               --------------  --------------  ---------
                                                                               ($ in 000's)

                  Other operating revenue                       $   1,207       $   1,204      $     622
                  Offset to research and development expense          199             231             42
                                                               --------------  --------------  ----------
                    Total                                       $   1,406       $   1,435      $     664
                                                               ==============  ==============  ==========
-----------------------------------------------------------------------------------------------------------

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

                  10.  INCOME TAXES:

                       The components of the net deferred tax asset at December 31, 1996 are as follows:

                                                       ($ in 000's)

                  Inventory allowances                      $ 216
                  Accounts receivable allowances               62
                  Warranty accrual                            600
                  Loss carryforwards                        2,486
                  Other                                       115
                  Depreciation                                (91)
                  Grants                                     (154)
                                                           -------
                  Net deferred tax asset                    3,234
                  Valuation allowance                      (3,234)
                                                           ======
                                                            $   -
                                                           ======

                       Total income tax expense (benefit) differed from the amounts computed by applying the Italian statutory tax rate of 53.2% to pre-tax income primarily due to the fact that Prima Industrie and Prima Electronics file separate tax returns. Therefore, losses incurred by one company are not available to offset taxable income of the other. In addition, an equity tax is assessed each year on the net equity of the Company without regard to taxable income, and losses carried forward result in a reduced tax rate.

                       As of December 31, 1996, the Company has net operating losses for Italian tax purposes of approximately $3,500,000 which, if not utilized, will expire in the years 1997 through 2000. These loss carryforwards are not offset dollar for dollar against future taxable income, but rather result in a reduced tax rate.

                  11.  STOCKHOLDERS' EQUITY:

                       In December 1994, due to significant losses incurred, the Company and its largest stockholder agreed to a recapitalization of the Company. The Stockholder agreed to a cancellation of the 1,903,000 shares it held. It also agreed to forgive outstanding loans of 3,000 million lire ($1,860,000), contingent upon the Company raising additional equity.

                       In February 1995, an Italian government agency agreed to purchase 1,200,000 shares for a total of 500 million lire ($3,100,000). In addition, 1,370,000 shares of stock were sold to other stockholders for a total of 5,600 million lire ($3,600,000). Upon the completion of these transactions, the $1,860,000 in debt described above was forgiven. This amount was credited to stockholders' equity in 1995 as part of the recapitalization.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

12. COMMITMENTS AND CONTINGENCIES:

    CAPITAL LEASE OBLIGATIONS - The Company leases certain facilities under agreements classified as capital leases. Property under these leases has a cost of $1,398,000 and accumulated amortization of approximately $268,000 at December 31, 1996. The following is a schedule of future minimum lease payments under capital leases at December 31, 1996.

                                                                ($ in 000's)
                                                                ------------
    Future minimum lease payments                                   $490
    Less amount representing interest                               (157)
                                                                ------------

    Present value of net minimum lease payments                      333

    Less current portion                                            (118)
                                                                ------------

                                                                    $215



    OPERATING LEASES - The Company also leases certain facilities under operating leases. Future minimum payments on noncancellablle operating leases are as follows:

    Years Ending

    December 31,                                    $ in 000's
    ------------                                   ------------
        1997                                           $ 202
        1998                                             185
        1999                                             183
        2000                                               9
                                                   ------------

                                                       $ 579
                                                   ------------
    Rent expense was approximately $680,000, $610,000, and $355,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

    LITIGATION - The Company has been named as defendant in litigation matters arising from the ordinary course of business. In the opinion of the Company's management and after consultation with outside legal counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows. Subsequent to December 31, 1996, the Company discovered that the accrual for potential losses from litigation matters was understated by approximately

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

    $190,000 due to interest and inflation adjustments mandated by Italian law related to one matter which had commenced in 1985. The 1996 financial statements have been restated to reflect this accrual.

    COMMITMENTS - In connection with customer financing under certain sales contracts, the Company has agreed to repurchase machines in the amount of $1,233,000 and $915,000 as of December 31, 1996 and 1995, respectively. The repurchase price is based on a percentage of the sales price, and decreases based on the amount of time elapsed since the sale. The Company believes that the repurchase prices are less than the market value of the machines. The Company is presently involved in litigation with a finance company regarding one of these agreements, and has accrued $15,000 as an estimate of the liability under the agreement as of December 31, 1996. This litigation is the only instance in which any of the repurchase agreements have been attempted to be enforced. The Company does not consider any additional accrual to be necessary based on its past experience.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The estimated fair values for financial instruments under SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. Management estimates that the carrying amounts reported in the consolidated balance sheets for cash and equivalents, accounts receivable, investments, and notes payable approximate fair value because of the short-term maturity of these financial instruments.

14. CONCENTRATIONS OF CREDIT RISK:

    Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below.

    The Company operates in one industry segment, the manufacture of laser cutting and welding systems. The Company's primary customers are in one industry, automobile manufacturers and, thus, may be subject to similar economic risks. Financial instruments that subject the Company to credit risk consist principally of accounts receivable.

    At December 31, 1996, accounts receivable totaled $21,670,000, and the Company has provided an allowance for doubtful accounts of $426,000. The Company performs periodic credit evaluations on its customers' financial condition and believes that the allowance for doubtful accounts is adequate.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

    The Company had sales in excess of 10% of total revenues to the following customers:

                                                                Receivable at
                                                                 December 31,
                              1996       1995         1994          1996
                         -----------  ------------  ---------   -------------
                                      ($ in 000's)

     Customer A             $5,671        *            *           $3,300
     Customer B             $5,526        *            *           $  421
     ------------------
     *Less than 10%.

    Following is a summary of sales by geographic region:

                                  1996          1995            1994
                             -------------- -------------  ------------

     Italy                     $13,153        $15,770         $12,330
     Other Western Europe       23,662         14,664           9,162
     United States               2,471          2,320           2,462
     Other                       1,822          4,601           3,820
                             -------------- -------------  ------------
                               $41,108        $37,355         $27,774
                             ============== =============  ============


    The Company may also be exposed to certain risks as a result of its manufacturing operation being located in Italy which are not typically associated with companies operating in the United States. These include risks associated with the political, economic, social, and legal environment and foreign currency exchange rates. Management believes that it has adequately compensated for these risks. There can be no assurance, however, that changes in the political, economical, social, and other conditions will not result in any material adverse impact on the Company's business, financial condition or results of operations.

    The Company maintains most of its cash balances with various banks and financial institutions located in Italy. Consistent with local practice, such amounts are not insured or otherwise protected should the financial institutions be unable to meet their liabilities. There has been no history of such credit losses.

                     PRIMA INDUSTRIE S.P.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 1996 IS UNAUDITED)

15. SUBSEQUENT EVENTS:

    Substantially all of the stockholders of the Company have agreed to enter into a subscription agreement with The PRIMA Group International, Inc. (PRIMA), whereby, immediately prior to the closing of PRIMA's proposed public offering, the stockholders would exchange their shares for 2,700,000 shares of PRIMA. This transaction will be accounted for as a recapitalization of the Company in a manner similar to a reverse acquisition, in which the transaction is treated as the issuance of stock by the Company for the net assets of PRIMA, and no goodwill or other intangibles will be recorded.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. UNTIL______________ , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                TABLE OF CONTENTS
                                                                            PAGE
Prospectus Summary                                                             3
Risk Factors                                                                   7
Use of Proceeds                                                               20
Dividend Policy                                                               22
Capitalization                                                                22
Dilution                                                                      25
Selected Consolidated Financial Data                                          26
Management's Discussion and Analysis of Financial
   Condition and Results of Operations                                        27
History of the Company                                                        46
Business                                                                      50
Management                                                                    64
Certain Beneficial Owners                                                     73
Description of Capital Stock                                                  75
Transfer Agent and Registrar                                                  76
Shares Eligible for Future Sale                                               77
Underwriting                                                                  78
Legal Matters                                                                 82
Experts                                                                       82
Additional Information                                                        82
Index to Consolidated Financial Statements                                   F-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.


                                                AMOUNT
                                                 TO BE
                                                 PAID

    Registration Fee                         $ 7,938.45
    NASD Filing Fee                            3,363.50
    Nasdaq National Market Listing fee        29,750.00
    Printing                                       *
    Legal Fees and Expenses                        *
    Accounting Fees and Expenses                   *
    Blue Sky Fees and Expenses                     *
    Transfer Agent Fees                            *
    Miscellaneous                                  *
                                              ------
              Total                           $
                                              ======


    *to be supplied


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and Officers against liabilities that they may incur in such capacities (plus reimbursement for expenses incurred) including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant's Certificate of Incorporation and Bylaws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability for breach of the Director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the Director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the Director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the Director's duty to the Registrant or its stockholders when the Director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Director's duty to the Registrant or its stockholder, for improper transactions between the Director and the Registrant and for improper distributions to stockholders and loans to Directors and officers. The provision also does not affect a Director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

The Registrant has entered into indemnity agreements with each of its Directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a Director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The Registrant has entered into similar indemnity agreements with certain of its key employees.

At present, there is no pending litigation or proceeding involving a Director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

The Registrant has an insurance policy covering the officers and Directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

On July 29, 1997, the Registrant issued 150,000 shares to Mr. James R. Currier, Sr. and 150,000 shares to Mr. Giovanni Ciamaroni for a total consideration of $3,000. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the share certificates issued in such transactions. All recipients had adequate access to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


(A)        EXHIBITS

1.1        Form of Underwriting Agreement

3.1        Articles of Incorporation of Registrant+

3.2        Bylaws of Registrant+

5.1        Opinion of Rayburn, Moon & Smith, P.A.*

10.1     Form of Indemnification Agreement with Directors and Officers

10.2       Employment agreement with James R. Currier, Sr.+

10.3       Employment agreement with Gianfranco Carbonato+

10.4       Employment agreement with Giovanni Ciamaroni+

10.5       Employment agreement with Michael H. Gilbert+

10.6       1997 Stock Incentive Plan+

10.7 Cooperative Manufacturing and Selling Agreement dated July 15, 1997 between Strippit, Inc. and Prima Industrie S.p.A.

10.8 Supply Agreement dated April 29, 1996, between Atlas Copco Airpower NV and Prima Electronics S.p.A.

10.9 Selling and Manufacturing License Agreement dated July 11, 1997 by and between Prima Industrie S.p.A. and Beijing Machinery and Electricity Institute.



10.10      Form of Revolving Credit, Term Loan and Security Agreement.*

10.11 Agreement for Co-Development of Laser-on-Line Products and Technology by and among The PRIMA Group International, Inc., Prima Industrie S.p.A. and Prima Electronics S.p.A.*

23.1       Independent Auditors' Consent

23.2       Consent of Counsel (included in Exhibit 5.1)

23.3       Rule 438 Consent - Michael A. Almond*

23.4       Rule 438 Consent - W. Edwin McMahan*

24.1       Powers of Attorney

27       Financial Data Schedule

+ Previously filed.
* To be supplied by amendment.

(B)      FINANCIAL STATEMENT SCHEDULES

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, The PRIMA Group International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this 22nd day of December, 1997.


The PRIMA Group International, Inc.


By: /s/_________________
   James R. Currier, Sr.
   President and Chief
   Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     SIGNATURE                                    TITLE                                 DATE

/s/                                     President, Chief                           December 22, 1997
---------------------
James R. Currier, Sr.                   Executive, and Director
                                        (Principal Executive
                                        Officer)

      /s/                               Vice President Finance                     December 22, 1997
---------------------
Michael H. Gilbert                      and Administration,
                                        Secretary and Treasurer
                                        (Principal Financial
                                        and Accounting Officer)

      /s/                               Executive Vice                             December 22, 1997
---------------------
Gianfranco Carbonato                    President Chief Operating
                                        Officer and Director

      /s/                               Vice President Sales                       December 22, 1997
Giovanni Ciamaroni                      and Marketing and
                                        Director

      /s/                               Chairman of the Board                      December 22, 1997
---------------------
Gian Mario Rosignolo                    of Directors


      /s/                               Director                                   December 22, 1997
---------------------
Mario Mauri


      /s/                               Director                                   December 22, 1997
---------------------
Hans Werthen


      /s/                               Director                                   December 22, 1997
---------------------
Pio Pellegrini


                                  EXHIBIT INDEX

Exhibit                                                                                Filed
   No.            Exhibit                                                           Herewith At
1.1               Form of Underwriting Agreement
3.1               Articles of Incorporation of Registrant+
3.2               Bylaws of Registrant+
5.1               Opinion of Rayburn, Moon & Smith, P.A.*
10.1              Form of Indemnification Agreement with Directors and Officers
10.2              Employment agreement with James R. Currier, Sr.+
10.3              Employment agreement with Gianfranco Carbonato+
10.4              Employment agreement with Giovanni Ciamaroni+
10.5              Employment agreement with Michael H. Gilbert+
10.6              1997 Stock Incentive Plan+
10.7              Cooperative Manufacturing and Selling Agreement dated
                  July 15, 1997 between Strippit, Inc. and Prima Industrie S.p.A.
10.8              Supply Agreement dated April 29, 1996, between
                  Atlas Copco Airpower NV and Prima Electronics S.p.A.
10.9              Selling and Manufacturing License Agreement dated
                  July 11, 1997 by and between Prima Industrie S.p.A. and
                  Beijing Machinery and Electricity Institute.
10.10             Form of Revolving Credit, Term Loan and Security Agreement.*
10.11             Agreement for Co-Development of Laser-on-Line Products
                  and Technology by and among The PRIMA Group
                  International, Inc., Prima Industrie S.p.A. and
                  Prima Electronics S.p.A.*
23.1              Independent Auditors' Consent
23.2              Consent of Counsel
                  (included in Exhibit 5.1)

23.3              Rule 438 Consent - Michael A. Almond*
23.4              Rule 438 Consent - W. Edwin McMahan*
24.1              Powers of Attorney
27                Financial Data Schedule

+ Previously filed.
* To be supplied by amendment.